SHARE PURCHASE AGREEMENT

by and among

Calamp Corp.,
a Delaware corporation,

Wireless Matrix Corporation,
a corporation organized under the laws of Canada,

and

Wireless Matrix USA Inc.
a Delaware corporation.

___________________________

Dated as of December 20, 2012
___________________________

-i-

(continued)

-ii-

(continued)

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(continued)

		Page
9.11	Remedies Cumulative; Specific Performance	46
9.12	Severability	46
9.13	Parties in Interest	46
9.14	Construction	46
9.15	Entire Agreement	47

-iv-

SHARE PURCHASE AGREEMENT

     This Share Purchase Agreement (this “Agreement”) is made and entered into as of December 20, 2012, by and among: (a) Calamp Corp., a Delaware corporation (“Purchaser”); (b) Wireless Matrix Corporation, a corporation organized under the laws of Canada (“Seller”); and (c) Wireless Matrix USA Inc., a Delaware corporation (the “Company”). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

     A. Seller owns, beneficially and of record, 4,109,345 shares of Common Stock, par value $0.01 per share (the “Common Stock”) and 100 shares (collectively with all of the shares of Common Stock, the “Shares”) of Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company, which represent all of the issued and outstanding shares of capital stock of the Company.

     B. Seller desires to sell and transfer the Shares to Purchaser, and Purchaser desire to purchase the Shares from Seller, all upon the terms and subject to the conditions set forth herein.

     C. This Agreement has been approved by the respective boards of directors of Purchaser, Seller and the Company.

     D. Contemporaneously with the execution and delivery of this Agreement, certain shareholders of Seller (the “Seller Shareholders”) (including certain of the directors and executive officers of Seller) are entering into Voting Agreements with Purchaser in substantially the form attached as Exhibit B hereto.

Agreement

     The parties to this Agreement agree as follows:

SECTION 1. Description of Transaction

     1.1 Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.2), Seller hereby agrees to sell, transfer, assign and deliver to Purchaser, and Purchaser hereby agrees to purchase from Seller, the Shares (the “Share Transfer”).

     1.2 Closing. The consummation of the Share Transfer (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, CA at 10:00 a.m. local time on a date to be mutually agreed upon by Purchaser and the Company, which date shall be no later than the third (3rd) business day after all of the conditions set forth in Section 7 of this Agreement have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing). Subject to the terms and conditions hereof, each of the parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to have the Closing occur on March 4, 2013. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

     1.3 Purchase Price. In consideration of the Share Transfer as set forth in Section 1.1 above, and subject to the terms and conditions of this Agreement, the aggregate purchase price payable by Purchaser for the Shares (the “Purchase Price”) shall be an amount in cash equal to $53,000,000.00, subject to adjustment pursuant to Section 1.6.

     1.4 Closing Deliveries. At the Closing:

          (a) Purchaser shall pay to Seller the Purchase Price, as adjusted pursuant to Section 1.6(a); and

          (b) Seller shall deliver or cause to be delivered to Purchaser certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed.

     1.5 Further Action. If, at any time after the Closing Date, any further action is reasonably determined by Purchaser to be necessary or desirable to vest Purchaser with full right, title and possession of and to the Shares, the officers and directors of the Company and Purchaser shall be fully authorized (in the name of the Company and otherwise) to take such action.

     1.6 Purchase Price Adjustment.

          (a) Not later than three business days prior to the Closing Date, Seller shall provide Purchaser with an estimated consolidated balance sheet of the Company (the “Estimated Closing Balance Sheet”) which shall include the estimated Net Working Capital (the “Estimated Net Working Capital”), the estimated Indebtedness (“Estimated Indebtedness”), and the Estimated Net Adjustment Amount, in each case, estimated as of 11:59 p.m. on the date immediately preceding the Closing Date. The Estimated Closing Balance Sheet, Estimated Net Working Capital, Estimated Indebtedness and Estimated Net Adjustment Amount shall be calculated consistent with the Accounting Convention applied on a basis consistent with the preparation of the Financial Statements and be reasonably satisfactory to Purchaser. If the Estimated Net Adjustment Amount is positive, Purchaser shall add to the Purchase Price payable at Closing the Estimated Net Adjustment Amount. If the Estimated Net Adjustment Amount is negative, Purchaser shall deduct from the Purchase Price payable at Closing an amount equal to the absolute value of the Estimated Net Adjustment Amount.

          (b) Within 30 days after the Closing Date, Purchaser shall prepare, or cause to be prepared, and deliver to Seller a written statement (the “Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company, dated as of the Closing Date (the “Closing Balance Sheet”), and (ii) a calculation of the actual (A) Net Working Capital (the “Closing Net Working Capital”), and (B) Indebtedness (the “Closing Indebtedness”) (with each of Closing Net Working Capital and Closing Indebtedness determined as of the Closing Date without giving effect to the transactions contemplated herein). Closing Net Working Capital and Closing Indebtedness shall be calculated consistent with the Accounting Convention. For illustrative purposes, attached as Annex I is a sample Closing Statement prepared on a pro forma basis as if the Closing occurred on October 31, 2012, together with a calculation of the Net Adjustment Amount (if any) that would result therefrom.

          (c) The Closing Statement shall become final and binding on the 30th day following delivery thereof, unless prior to the end of such 30 day period, Seller delivers to Purchaser written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital and/or Closing Indebtedness, as set forth in the Closing Statement. Seller shall be deemed to have agreed with all items and amounts of Closing Net Working Capital and Closing Indebtedness not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 1.6(d).

          (d) During the 15 day period following delivery of a Notice of Disagreement by Seller to Purchaser, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to Closing Net Working Capital and/or Closing Indebtedness as specified therein. Any disputed items resolved in writing between Seller and Purchaser within such 15 day period shall be final and binding with respect to such items, and if Seller and Purchaser agree in writing on the resolution of each disputed item specified by Seller in the Notice of Disagreement and the amount of the Closing Net Working Capital and Closing Indebtedness, the amounts so determined shall be final and binding on the parties for all purposes hereunder. If Seller and Purchaser have not resolved all such differences by the end of such 15 day period, Seller and Purchaser shall submit, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital and Closing Indebtedness, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital and Closing Indebtedness, which determination shall be final and binding on the parties for all purposes hereunder. The Independent Accounting Firm shall consider only those items and amounts in Seller’s and Purchaser’s respective calculations of the Closing Net Working Capital and Closing Indebtedness that are identified as being items and amounts to which Seller and Purchaser have been unable to agree. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Accounting Firm shall be McGladrey LLP or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by Seller and Purchaser. Seller and Purchaser shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 30 days following the submission thereof. Judgment may be entered upon the written determination of the Independent Accounting Firm in any court with subject matter jurisdiction. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

          (e) The costs of any dispute resolution pursuant to Section 1.6(d), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

          (f) Seller and Purchaser will, and will cause the Company to afford the other party and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 1.6. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations of the Net Working Capital and Indebtedness as specified in this Section 1.6; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

          (g) If the Net Adjustment Amount is positive, the Purchase Price shall be adjusted upwards in an amount equal to the Net Adjustment Amount. In such event, Purchaser shall pay the Net Adjustment Amount to Seller, within five (5) business days of the final determination of the Net Adjustment Amount. If the Net Adjustment Amount is negative, the Purchase Price shall be adjusted downwards in an amount equal to the amount of the Net Adjustment Amount. In such event, Seller shall pay an amount equal to the absolute value of the Net Adjustment Amount to Purchaser, within five (5) business days of the final determination of the Net Adjustment Amount.

          (h) From and after the Closing and until the earlier of the date that is (a) one hundred twenty (120) days following the Closing Date, and (b) the date that final payment is received by the applicable recipient pursuant to Section 1.6(g), (i) Seller shall preserve and maintain in full force and effect its organizational existence and good standing under the laws of its jurisdiction of incorporation and (ii) Seller shall not (A) declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any of Seller’s outstanding stock, stock equivalents or other equity rights or (B) purchase, redeem or otherwise acquire for value any of Seller’s outstanding stock, stock equivalents or other equity rights.

     1.7 Withholding Rights. Notwithstanding anything herein to the contrary, all amounts payable pursuant to the terms of this Agreement shall be subject to applicable Tax withholding requirements, and Purchaser shall be entitled to deduct or withhold or cause to be deducted or withheld from amounts payable pursuant to this Agreement any amount it determines is required to be deducted or withheld under the Code, or any applicable provision of applicable Legal Requirements. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the persons with respect to whom such amounts were withheld.

SECTION 2. Representations and Warranties of Seller.

     Seller represents and warrants to Purchaser that, except (i) as set forth on the Public Disclosure Record, and (ii) as qualified by any exceptions or disclosures set forth in the Disclosure Schedule (the “Disclosure Schedule”):

     2.1 Due Organization; No Subsidiaries; Etc.

          (a) Seller is a corporation duly incorporated, validly existing and in good standing under the CBCA and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Seller and the Company is qualified, authorized, registered or licensed to do business as a foreign corporation in each jurisdiction in which it conducts its business other than such jurisdictions where the failure to be so qualified, authorized, registered or licensed would not have a Company Material Adverse Effect. The Company is registered as a foreign corporation in each of the jurisdictions listed in Part 2.1 of the Disclosure Schedule. The Company does not have any Subsidiaries, and does not own, beneficially or otherwise, any shares, partnership interest, equity interest or other securities of, or any direct or indirect interest of any nature in, any other Entity. Neither Seller nor the Company has, since January 1, 2007, conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than “Norcom Networks,” and “Wireless Matrix Corp.”

          (b) Seller has heretofore furnished or made available to Purchaser a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company. Such certificate of incorporation and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The transfer books and minute books of the Company that have been made available for inspection by Purchaser prior to the date hereof are true and complete.

     2.2 Capitalization. The authorized capital stock of the Company consists of 4,109,345 shares of Common Stock and 100 shares of Preferred Stock. The Shares represent all of the issued and outstanding capital stock of the Company. The Shares (i) are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company’s certificate of incorporation or bylaws or any Contract to which the Company is a party or by which it is bound, and (ii) have been offered, sold and delivered by the Company in compliance in all material respects with all applicable Legal Requirements. There are no declared or accrued but unpaid dividends with respect to any of the Shares. There are no outstanding or authorized obligations, options, warrants, convertible securities, phantom equity, equity plans or similar rights, agreements, arrangements or commitments of any kind with respect to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or to provide funds to, or make any investment in, any other Person. There are no agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of the Company.

     2.3 Financial Statements.

          (a) Copies of the audited balance sheets of Seller as of April 30, 2012 and April 30, 2011, the related statement of income for the years then ended, and of the unaudited balance sheet of Seller as of October 31, 2012 and the related statement of income for the 6-month period then ended (such balance sheets and related income statements are collectively referred to herein as the “Seller Financial Statements”), are available on the Public Disclosure Record.

          (b) Except as set forth in Part 2.3(b) of the Disclosure Schedule, each of Seller Financial Statements (X) have been prepared in accordance with the Accounting Convention consistently applied throughout the periods indicated and (Y) present fairly in all material respects, the consolidated financial position and results of Seller and the Company at the respective dates thereof, subject, in the case of the interim financial statements, to normal year-end adjustments and any other adjustments described in the notes thereto. The Seller Financial Statements (i) contain and reflect adequate reserves for all reasonably anticipated losses, costs and expenses in accordance with the Accounting Convention, (ii) have been derived from the books and accounting records of Seller and the Company.

          (c) In addition to the Seller Financial Statements, attached to Part 2.3(c) of the Disclosure Schedule are the unaudited consolidating trial balance prepared as of April 30, 2012 and October 31, 2012 setting forth all general ledger accounts of Seller and the Company each on an individual basis and of the consolidated Seller as necessary to prepare the balance sheet and statement of income included in the consolidated Seller Financial Statements as of, and for the year and the 6-month period ended on, April 30, 2012 and October 31, 2012, respectively (the “Consolidating Trial Balances”). The Consolidating Trial Balances (X) have been prepared in good faith based on the books and records of the Company; (Y) have been prepared in accordance with the Accounting Convention consistently applied throughout the periods indicated and (Z) were used in the preparation of the Seller Financial Statements. Notwithstanding the foregoing, Purchaser acknowledges that (i) the Consolidating Trial Balances were not prepared to, and are not intended to, present the financial position of the Company on a stand-alone basis and (ii) the Consolidating Trial Balances do not include adjustments and other items (such as overhead allocations) that would typically be included in stand-alone financial statements of the Company.

          (d) The books of account and financial records of Seller and the Company are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

     2.4 Absence Of Changes. Except as set forth in Part 2.4 of the Disclosure Schedule, since July 31, 2012:

          (a) the Company has conducted its business only in the ordinary course of business consistent with past practices;

          (b) there has not been any material loss, damage or destruction to, or any interruption in the use of, the assets of the Company (whether or not covered by insurance);

          (c) the Company has not sold or otherwise transferred, or leased or licensed, any tangible assets of the Company to any other Person, except in the ordinary course of business and consistent with past practice;

          (d) the Company has not written off as uncollectible, or established any reserve with respect to, any Account Receivable or other receivables in excess of $10,000 individually or $50,000 in the aggregate;

          (e) the Company has not, except in the ordinary course of business consistent with past practice (including amounts and timing), increased the salaries, compensation or any other payments offered or payable to any Company Employee nor has the Company entered into any Contract obligating the Company to do any of the foregoing;

          (f) no Material Contract (as defined in Section 2.12) has been amended or terminated, and no other Contract has been amended or terminated except in the ordinary course of business consistent with past practice;

          (g) there has not been any creation, assumption or sufferance of the existence of any Encumbrance on any of the assets of the Company, other than Permitted Encumbrances;

          (h) the Company has not cancelled any debts or claims of the Company, which individually had a stated amount owed to the Company in excess of $10,000 individually or $25,000 in the aggregate;

          (i) the Company has not changed any of its methods of accounting or accounting practices (for financial reporting purposes), except any such change required by the Accounting Convention;

          (j) the Company has not changed any of its methods of accounting or accounting practices for Tax purposes;

          (k) there has not been any sale, assignment or transfer of any Company Intellectual Property, in each case, other than non-exclusive licenses to customers entered into in the ordinary course of business and consistent with past practice;

          (l) the Company has not entered into any Contract or otherwise committed or obligated itself to make any capital expenditures in excess of $10,000 individually or $25,000 in the aggregate;

          (m) the Company has not suffered a Company Material Adverse Effect;

          (n) the Company has not made any loans, advances or capital contributions to, or investments in, any Person or made any guarantees of any Liabilities;

          (o) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.2(a)(i), 4.2(a)(ii); 4.2(a)(iii), 4.2(a)(iv), 4.2(a)(viii), 4.2(a)(x), 4.2(a)(xvi), 4.2(a)(xvii) and 4.2(a)(xviii).

          (p) the Company has not incurred any indebtedness for borrowed money or issued any debt securities; and

          (q) the Company has not agreed, committed or offered to take, whether orally or in writing, any of the actions referred to in clauses “(a)” through “(t)(n)” above.

     2.5 Title To Assets; Sufficiency and Condition of Assets. The Company owns, and has good and valid title to, all of the assets of the Company as reflected in the Seller Financial Statements or acquired in the ordinary course of business since October 31, 2012, except those sold or otherwise disposed of for fair value since October 31, 2012 in the ordinary course of business consistent with past practice (the “Company Assets”) (other than leased property), in each case, free and clear of any Encumbrances other than: (a) Permitted Encumbrances and (b) any restriction contemplated by this Agreement or any of the other Transactional Agreements. The Company has a valid leasehold interest in all of the leased property included in the Company Assets, in each case, free and clear of any Encumbrances other than (a) Permitted Encumbrances, (b) any restriction contemplated by this Agreement or any of the other Transactional Agreements and (c) the terms of the applicable lease. Except as set forth on Part 2.5 of the Disclosure Schedule, the Company Assets (including any leased or licensed property included therein) constitute all of the assets necessary and sufficient to permit Purchaser to conduct the business of the Company after the Closing in the same manner conducted by the Company as of immediately prior to the Closing. All tangible assets owned or leased by the Company have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

     2.6 Receivables. The Accounts Receivable (a) except as set forth on Part 2.6(a) of the Disclosure Schedule, have arisen in the ordinary course of business and are bona fide receivables from sales actually made or services actually performed, (b) arose out of arms’ length transactions in the normal and usual practices of the Company, and (c) are recorded correctly in accordance with the Accounting Convention on the books and records of the Company. Since July 31, 2012, the Company has not discounted outside the ordinary course of business or sold such Accounts Receivable or any portion thereof. To Seller’s Knowledge, as of the date hereof, such Accounts Receivable are not subject to any valid defense, offset or counterclaim by the obligor.

     2.7 Customers; Distributors. Part 2.7 of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the total revenues received from, the ten (10) largest customers to whom the Company sold Company Products during the twelve months ended October 31, 2012. Except as set forth on Part 2.7 of the Disclosure Schedule, the Company has not received any written notice indicating that any such customer (i) has ceased or may cease dealing with the Company, or, following the Closing, Purchaser, or may otherwise suspend or reduce the volume of business transacted by such Person with the Company below historical levels or (ii) has sought, or is seeking, to reduce the price it will pay for Company Products. The Company has not received any written notice indicating that any distributor of the Company Products may cease acting as a distributor of the Company Products or otherwise dealing with the Company.

     2.8 Inventory. Except as set forth on Part 2.8 of the Disclosure Schedule, all Company Inventory is new or refurbished and saleable in the ordinary course of business in all material respects, except for obsolete materials, end of life items and materials of below standard quality, which have been written down in the Seller Financial Statements to realizable market value or for which adequate reserves have been provided for therein. All Company Inventory was purchased, acquired or produced in the ordinary course of business and in a manner consistent with the Company’s regular inventory practices. All Company Inventory is reflected on the Seller Financial Statements and in the books and records of the Company in accordance with the Accounting Convention applied on a basis consistent with past practice. The Company Inventory is adequate for the conduct of the business of the Company and inventory levels are not in excess of the operating requirements of the Company in the ordinary course of business.

     2.9 Equipment, Etc. All Company Equipment has been maintained in accordance with industry practice and is in good working order for the purposes of on-going operation, subject to ordinary wear and tear for Equipment of comparable age.

     2.10 Real Property. Part 2.10 of the Disclosure Schedule lists (i) the real property leased or subleased to the Company, together with, to the extent leased or subleased by the Company, all buildings and other structures, facilities or improvements located thereon (the “Leased Real Property”) and (ii) all leases, subleases and licenses (and all amendment, modifications or other agreements relating thereto) with respect to the Leased Real Property. All of such leases, subleases and licenses for the Leased Real Property are in full force and effect, and the Company has not received any written notice of a breach or default thereunder, and to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default thereunder. The Company has a valid leasehold estate or subleasehold estate, as the case may be, in all Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. The Leased Real Property is supplied with utilities and other services necessary for the operation of the Company. No condemnation Proceeding is pending or, to the Knowledge of Seller, threatened that would impair the occupancy, use or value of any of the Leased Real Property. The Company has not subleased, assigned or transferred any of its rights with respect to the Leased Real Property nor has it entered into any Contract to do so. The Company does not own any real property.

     2.11 Intellectual Property.

          (a) Part 2.11(a) of the Disclosure Schedule sets forth all Registered IP that constitutes Company Intellectual Property (the “Company Registered IP”). All maintenance payments and other payments or fees due and payable for each such registration or application of the Company Registered IP have been made. To the Knowledge of Seller, all Company Registered IP is subsisting. No third party has challenged the validity or enforceability of any Company Registered IP, and to Seller’s Knowledge, all Company Registered IP is valid and enforceable.

          (b) The Company owns, free and clear of any and all Encumbrances, other than Permitted Encumbrances, all Company Intellectual Property, and the Company has not received any written notice or written claim challenging the Company’s ownership of such Company Intellectual Property, excluding any claim that has been fully resolved.

          (c) The Company has taken commercially reasonable steps to maintain the confidentiality of all Company Trade Secrets, excluding any information that the Company, in the exercise of its reasonable business judgment, determined was of insufficient value to protect as a Trade Secret. The Company enforces a policy that requires all employees and contractors of the Company who are involved in the development of Intellectual Property and Intellectual Property Rights used in connection with or related to the Company to execute non-disclosure and invention assignment agreements substantially in the Company’s standard forms, copies of which have been provided to Purchaser. The Company has not disclosed to another Person any Company Trade Secrets, except pursuant to a confidentiality agreement or similar undertaking, and, to the Knowledge of the Company, no Person has breached any such agreement or undertaking.

          (d) To Seller’s Knowledge, neither the conduct by Company of the business, as currently conducted, including the use or commercial exploitation of the Company Intellectual Property nor the manufacture, use, marketing, sale, offer for sale, distribution, licensing or importation of any Company Product by the Company in connection therewith, infringes upon, misappropriates or violates in any respect any Intellectual Property or Intellectual Property Rights of any third party and, except as set forth on Part 2.11(d)(i) of the Disclosure Schedule, the Company has not received any written notice or written claim asserting that any such infringement, misappropriation or violation is occurring, excluding any claim that has been fully resolved for more than three (3) years, or any offer to license any Intellectual Property or Intellectual Property Rights. Part 2.11(d)(ii) of the Disclosure Schedule lists all Material Contracts under which the Company has agreed to indemnify any Person against any infringement, violation, or misappropriation of any Intellectual Property Rights, other than customers in the ordinary course of business, and all Contracts under which the Company received more than $100,000 over a 12 month period during the last four fiscal years from a party that is not currently otherwise a party to a Material Contract, where the Contract includes an indemnification obligation on the part of the Company that does not involve the authority to control defense. Except as set forth on Part 2.11(d)(iii) of the Disclosure Schedule, none of the Company Intellectual Property, Company Licensed IP and, to the Knowledge of the Company, no Licensed IP is subject to any outstanding order, judgment, decree, or court-approved stipulation restricting in any respect the use or licensing thereof by the Company. To the Knowledge of the Company, no third party is misappropriating, infringing or violating any Company Intellectual Property.

          (e) Except as set forth on Part 2.11(e) of the Disclosure Schedule, the Company has not conveyed, pledged or otherwise transferred ownership of any Intellectual Property or Intellectual Property Rights to any other Person.

          (f) Part 2.11(f)(i) of the Disclosure Schedule sets forth a complete and accurate list of all Inbound License Agreements and Covenants Not to Sue. Part 2.11(f)(ii) of the Disclosure Schedule sets forth a complete and accurate list of any software and any code owned by a third party included in any Company Product (“Third Party Software”). Part 2.11(f)(iii) of the Disclosure Schedule sets forth a complete and accurate list of all Outbound License Agreements and Covenants Not to Sue. Except as set forth on Part 2.11(f)(iv) of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions, will not give rise to any right of any third party to terminate any of the Company’s rights or obligations under, any Inbound License Agreement or Outbound License Agreement.

          (g) Except as disclosed on Part 2.11(g)(i) of the Disclosure Schedule, all of the material Intellectual Property and material Intellectual Property Rights were (i) developed by employees of the Company within the scope of their employment and who have expressly assigned all of their right, title and interest therein to the Company pursuant to written agreements, (ii) developed by independent contractors who have expressly assigned all of their rights, title and interest therein to the Company pursuant to written agreements or (iii) otherwise acquired by the Company from a third party, including through an asset purchase agreement, pursuant to a written agreement in which the ownership rights therein were expressly assigned to the Company. To the Company’s Knowledge, at no time during the conception of or reduction to practice of any Company Intellectual Property was any developer, inventor or other contributor to the Company Intellectual Property operating under any grants from, or performing research sponsored by, any university, college, other educational institution or research center, as a result of which any such educational institution or research center would have any claim of ownership of any of the Company Intellectual Property. Except as disclosed on Part 2.11(g)(ii) of the Disclosure Schedule, no Company Products contain any code that is Open Source Code. None of the Products other than Third Party Software includes Open Source Code that, as a result of the intermingling or integration of code owned by Company with such Open Source Code distributed with such Company Products, is, in whole or in part, required to be licensed pursuant to the provisions of any license pertaining to such Open Source Code and to the Company’s Knowledge, none of the Third Party Software included in any Company Product contains any Open Source Code that requires, as a result of the intermingling or integration of code owned by Company with any Open Source Code distributed with such Company Products is, in whole or in part, required to be licensed pursuant to the provisions of any license pertaining to such Open Source Code.

          (h) Except as disclosed on Part 2.11(h)(i) of the Disclosure Schedule, no material source code of any Company Products has been licensed or otherwise provided by the Company to another person, and all such source code at all times has been safe guarded and protected by Company as a Company Trade Secret. Part 2.11(h)(ii) of the Disclosure Schedule identifies all source code escrow and other technology escrow agreements related to any Company Product entered into by the Company with any third party.

          (i) Except as disclosed on Part 2.11(i)(i) of the Disclosure Schedule, the Company Intellectual Property includes all Intellectual Property and Intellectual Property Rights owned by the Company embodied in the Company Products or otherwise used in connection with or related to the business. Except as disclosed on Part 2.11(i)(ii) of the Disclosure Schedule and except for commercially available third-party software that is solely for the internal use of Company, the Company Intellectual Property, Licensed IP included in the Inbound License Agreements, and Company Licensed IP constitute all Intellectual Property and Intellectual Property Rights necessary for Purchaser to conduct the business as currently conducted by the Company. Notwithstanding any provision contained in this Agreement to the contrary, the Company makes no representation or warranty of any kind or nature (including any representation or warranty as to ownership, to the extent of any incorporation of third-party software or non-infringement) with respect to any Company Product upgrades or updates that have not yet been commercially released.

          (j) Except as set forth on Part 2.11(j) of the Disclosure Schedule, to the Company’s Knowledge, the Company Products and the Internal Systems included in the Company Assets that are used for supporting, developing and/or providing the Company Products to customers are free from material bugs, errors, or defects in design, workmanship and materials and conform in all material respects to the written documentation and specifications therefor. To the Company’s Knowledge, the Company Products and the Internal Systems included in the Company Assets that are used for supporting, developing and/or providing the Company Products to customers do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data.

     2.12 Material Contracts.

          (a) Part 2.12(a) of the Disclosure Schedule lists each of the following Company Contracts (the “Material Contracts”):

               (i) all Contracts that provide for receipt by the Company of more than $100,000 during the twelve (12) month period ended April 30, 2012, excluding any Contracts with customers;

               (ii) all Contracts between the Company and customers that individually generated total revenue for the Company of at least $100,000 during the twelve (12) month period ended April 30, 2012;

               (iii) all Contracts that provide for payment by the Company of at least $100,000 during the twelve (12) month period ended April 30, 2012 or that commit Company to pay at least $100,000 during any twelve (12) month period following the Closing;

               (iv) all Company Contracts relating to Indebtedness;

               (v) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

               (vi) all joint venture, partnership or similar Contracts of the Company;

               (vii) all Contracts under which the Company is lessee or sublessee of, or holds or operates any real property, or any personal property requiring payments of at least $50,000 during any twelve (12) month period, owned by any other party;

               (viii) all Contracts under which the Company is lessor or sublessor of any real property or any personal property;

               (ix) all Contracts granting most favored customer pricing, preferred pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of first refusal, rights of first negotiation or similar rights and/or terms with respect to the Company Products or the Company;

               (x) all Company Employee Agreements with Company Employees (other than any offer letter with employees or any Company Employee Agreement, in each case, which (i) is terminable “at will,” and (ii) does not require the Company or any Affiliate of the Company to make any payments or provide any benefits in connection with, on or after such termination) and Company Employee Plans;

               (xi) all Contracts involving aggregate consideration in excess of $50,000 which cannot be terminated by Company on less than 30 days’ notice without penalty or payment of damages;

               (xii) all Contracts containing obligations of Company to provide any subscription, maintenance, support or other services for a period of longer than thirty-six (36) months from the date of the Contract;

               (xiii) all sales representative or agency Contracts;

               (xiv) all Contracts which obligate the Company to indemnify any Person (other than a customer pursuant to the Company’s customer Contracts);

               (xv) all Contracts which provide for earn-outs or similar contingent Liabilities; and

               (xvi) all Inbound License Agreements and Outbound License Agreements.

          (b) Except as set forth on Part 2.12(b) of the Disclosure Schedule, true, correct and complete copies of all such Material Contracts have been delivered or made available to Purchaser. Except as set forth on Part 2.12(b) of the Disclosure Schedule, each Material Contract is a valid and binding obligation of the Company and, to the Knowledge of the Company, each other Person who is a party thereto, in accordance with its terms and is in full force and effect subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity, and neither the Company nor, to the Knowledge of the Company, any other party thereto is in material breach, material violation or material default thereunder. To Knowledge of the Company, no event has occurred or, based on facts presently known to exist, is reasonably anticipated, that, with notice or lapse of time or both, is likely to constitute a material breach, violation or default, or permit termination, acceleration or modification, under any Material Contract. Except as disclosed on Part 2.12(b) of the Disclosure Schedule and except for Material Contracts that terminate or expire in accordance with their express terms with no action or breach by the parties to such Material Contract, between the date of this Agreement and Closing, each of the Material Contracts shall continue in full force and effect upon consummation of the Transactions.

     2.13 Liabilities; Major Suppliers.

          (a) There are no Liabilities of the Company, other than such Liabilities (i) reflected or reserved against in the Seller Financial Statements, (ii) incurred since October 31, 2012 in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the Company; or (iii) for Taxes imposed on income.

          (b) Part 2.13(b)(i) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the amounts paid to, the ten (10) largest suppliers or service providers (excluding providers of employee benefits) from whom the Company has purchased supplies and services during the twelve months ended October 31, 2011 and October 31, 2012. Except as set forth on Part 2.13(b) of the Disclosure Schedule, the Company has not received any written notice indicating that any such supplier (i) has ceased or may cease dealing with the Company or may otherwise suspend its business with the Company or (ii) has sought, or is seeking, any material adverse change in the price or terms of such supplies or services provided by such supplier or service provider. To Seller’s Knowledge, except as set forth on Part 2.13(b)(ii) of the Disclosure Schedule, the Company has not taken any action that could reasonably be expected to result in the cancellation, suspension or termination of its relationship with any such supplier.

     2.14 Compliance with Legal Requirements.

          (a) Except as set forth in Part 2.14 of the Disclosure Schedule, the Company has complied, and is in compliance, in each case in all material respects, with each Legal Requirement relating to the Company and the Company Assets.

          (b) The Company possesses, and is in compliance with, all material Permits necessary to conduct the business, and maintain, operate and use the Company Assets, as currently conducted. Part 2.14(b)(i) of the Disclosure Schedule contains a true, correct and complete list of all such material Permits. Each such Permit has been lawfully and validly issued and is in full force and effect, and no Proceeding is pending or, to Seller’s Knowledge, threatened with respect to the revocation, suspension, limitation or adverse modification of any such Permit. The execution, delivery and performance of this Agreement and the Transactional Agreements and the consummation of the Transactions will not result in the revocation, suspension, limitation or adverse modification of any Permit. Except as set forth on Part 2.14(b)(ii) of the Disclosure Schedule, each of the Permits listed on Part 2.14(b)(i) of the Disclosure Schedule is transferable to Purchaser in connection with the Transactions, and no such Permit will require the consent or approval of, or provision of any notice to, a Governmental Body in connection with, or as a result of the consummation of, the Transactions.

          (c) Neither the Company nor, to Seller’s Knowledge, any other Person (for or on behalf of the Company) has, directly or indirectly, (a) made, received, or offered to make or receive, any payment which was not legal to make, to receive, or to offer; (b) made an illegal political contribution; or (c) engaged in any conduct constituting a violation of the Foreign Corrupt Practices Act of 1977.

     2.15 Governmental Authorizations. The execution, delivery and performance by the Company of this Agreement and the other Transactional Agreements to which it is a party, and the consummation by it of the Transactions require no Governmental Authorization from, or the provision of notice to, any Governmental Body except as set forth on Part 2.15 of the Disclosure Schedule (the “Company Approvals”).

     2.16 Tax Matters.

          (a) Part 2.16(i) of the Disclosure Schedule sets forth each jurisdiction in which the Company is required to file material Tax Returns.

          (b) Except as set forth on Part 2.16(ii) of the Disclosure Schedule, the Company has never received any notice from any Governmental Body that it is or may be subject to Tax in a jurisdiction where the Company does not file a Tax Return or to additional Tax, or indicating the intention to open an audit related to Taxes of the Company. The Company is not subject to and has not filed any waiver or extension of the statute of limitations applicable to any Tax Return or the assessment or collection of any material Tax.

          (c) Except as set forth on Part 2.16(iii) of the Disclosure Schedule, the Company has properly filed on a timely basis with the appropriate Governmental Body all material Tax Returns required to have been filed by it and all such Tax Returns are true, correct and complete in all material respects. The Company has properly paid on a timely basis all material Taxes that have become due and payable (whether or not shown as due on any Tax Return) and have adequately reserved in the Seller Financial Statements in accordance with the Accounting Convention for all material Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or payable as of the date thereof. Since October 31, 2012, the Company has not incurred any liability for Taxes outside the ordinary course of business consistent with past practices.

          (d) The Company has withheld and paid when due to the appropriate Governmental Body all Taxes required to have been withheld and paid by it in connection with any payments to any employee, independent contractor, creditor, stockholder or other Person.

          (e) The Company has provided or made available to Purchaser true, correct and complete copies of (i) any examination reports relating to Taxes issued by any Governmental Body, and (ii) statements of deficiency assessed against, or agreed to by, the Company in the past six years. There is no Tax Contest pending, threatened or contemplated, nor is there any unresolved Tax deficiency outstanding, assessed or proposed, with respect to the Company.

          (f) The Company is not party to, or bound by, any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or any other similar agreement or any other Contract that would alter the amount of Taxes due by Purchaser or any of its Affiliates for any taxable period (or portion thereof) beginning after the Closing Date, nor is the Company party to, or bound by, any offer in compromise, closing agreement, gain recognition agreement or other agreement with any Governmental Body with respect to Taxes.

          (g) The Company has not agreed, and will not be required, to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes for a taxable period ending on or prior to the Closing Date (including, without limitation, by reason of Section 481 or 263A of the Code or any similar provisions of state, local or foreign Law); (ii) Except as set forth on Part 2.16(g) of the Disclosure Schedule, prepaid amount received on or prior to the Closing Date, (iii) income deferred under Section 108(i) of the Code; (iv) intercompany transactions or excess loss account described in Section 1502 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or foreign Tax Law) or (v) installment sale or open transaction made, or any other transaction that occurred, on or prior to the Closing Date. Except as set forth on Part 2.16(g) of the Disclosure Schedule, there is currently no limitation on the utilization of Tax attributes of the Company under Sections 269, 382, 384 or 1502 of Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).

          (h) None of the Company’s Liabilities is a Liability to pay, or gross-up, the Taxes of another Person (including, but not limited to, pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferor or successor, or by Contract, operation of Law or otherwise). The Company has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a member of a combined, consolidated, unitary or similar group for state, local or foreign Tax purposes (other than a group the common parent of which is the Company). The Company does not have, and has not had, any assets, employees or operations located in any country other than the United States of America, Canada and New Zealand.

          (i) Neither Seller nor the Company has received any, and to Seller’s Knowledge there are no, proposed reassessments by any Governmental Body of any of the Company Assets that could increase the amount of Tax imposed with respect to the Company Assets. There are no Encumbrances for Taxes on any assets of the Company, except for Permitted Encumbrances.

          (j) The Company has never participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

          (k) The Company has not distributed stock of another person, or has had its stock distributed by another person, in a transaction purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

          (l) The Company is not, and has never been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (m) The Company has in its possession all Tax, financial and accounting records necessary to substantiate with the applicable Governmental Bodies its net operating losses generated during the Tax years ended April 30, 2003 and later, including but not limited to income Tax Returns, financial statements, general ledger trial balances, sales invoices, accounts receivable trial balances, fixed asset listings and depreciation records, accounts payable trial balances, paid supplier invoices and payroll records.

          (n) The Company has in its possession all records necessary to substantiate with the applicable Governmental Bodies the originally recorded values of goodwill and other intangible assets arising from the Mobile Aria, Sapias and Skyguard acquisitions, including but not limited to signed definitive acquisition agreements, acquisition closing date balance sheets, and independent valuation analyses of all intangible assets acquired in such transactions.

     2.17 Employee Matters.

          (a) Part 2.17(a) of the Disclosure Schedule accurately sets forth, with respect to each Company Employee, as of the date hereof:

               (i) such Company Employee’s first date of service;

               (ii) such Company Employee’s title for purposes of the Company’s human resources system of record;

               (iii) the gross compensation earned by such Company Employee with respect to services performed in the fiscal year ending April 30, 2012;

               (iv) such Company Employee’s status as an exempt or non-exempt employee;

               (v) such Company Employee’s hourly rate for non-exempt employees or base salary for exempt employees, or other rate of pay, as applicable, as of the date of this Agreement;

               (vi) the estimated value of the target incentive bonus, if applicable, to which such Company Employee will be eligible for the fiscal year ending April 30, 2013;

               (vii) the amount of commissions earned by such Company Employee from the Company and/or its Affiliates for the twelve-month period ending on October 31, 2012, if any;

               (viii) any other material compensation payable to such Company Employee (including housing or car allowances or other material perquisites); and

               (ix) whether such Company Employee is an employee, independent contractor or director of the Company or any Affiliate of the Company.

          (b) Part 2.17(b) of the Disclosure Schedule accurately sets forth a complete and accurate list of all Company Employee Plans and or Company Employee Agreements. Seller has provided or made available to Purchaser true, accurate and complete copies of all Company Employee Agreements (and all amendments thereto). With respect to each Company Employee Plan, Seller has provided or made available to Purchaser true, accurate and complete copies (or, in the case of unwritten Company Employee Plans, written descriptions) of all the plan documents (and all amendments thereto), and to the extent applicable to a particular Company Employee Plan, (i) the three most recent annual reports (Form 5500 series) filed with respect to each such Company Employee Plan; (ii) the most recent summary plan description, and all summaries of modifications related thereto, distributed with respect to each such Company Employee Plan; and (iii) the most recent determination letter or opinion letter issued by the IRS with respect to such Company Employee Plan.

          (c) With respect to each Company Employee Plan: (i) such Company Employee Plan is, and at all times has been, maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements; and (ii) no transaction or event has occurred or, to Seller’s Knowledge, is threatened that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available. Except as disclosed on Part 2.17(c) of the Disclosure Schedule, there is no, and Seller does not reasonably expect there to be, any material Liability for failure to operate or administer any Company Employee Plan or Company Employee Agreement in compliance with the provisions thereof or Legal Requirement. All contributions required to be made by the Company with respect to any Company Employee Plan on or prior to the Closing Date will have been timely made.

          (d) No Company Employee Plan is a Multiemployer Plan, nor is any Company Employee Plan subject to Title IV of ERISA or Sections 412 or 430 of the Code or insured by more than one employer within the meaning of Section 4063 or 4064 of ERISA or a single employer plan within the meaning of Section 4001(a)(15) of ERISA. The Company has never sponsored, maintained, contributed to or incurred any liability with respect to any Multiemployer Plan or any other employee benefit plan subject to Title IV of ERISA or Sections 412 or 430 of the Code. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified. Each such Company Employee Plan is the subject of an unrevoked favorable determination letter or opinion letter from the IRS with respect to such Company Employee Plan’s qualified status under the Code. Nothing has occurred that could reasonably be expected to adversely affect the qualification of any such Company Employee Plan. The Company is not, nor has it ever been, treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code in combination with any other Person other than Seller.

          (e) Except as set forth on Part 2.17(e) of the Disclosure Schedule, the Company has not received, with respect to any Company Employee: (i) written notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Body against or relating to the Company, (ii) written notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or (iii) written notice of the intent of any Governmental Body responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to Company or written notice that such investigation is in progress. All Company Employee are employed on an “at will” basis, are eligible to work and are lawfully employed in the United States. The Company is in compliance, in all material respects, with all applicable Legal Requirements respecting (X) employment and employment practices and (Y) terms and conditions of employment and wages and hours.

          (f) There are no labor disputes, strikes, slowdowns, work stoppages, lockouts, or threats thereof, against or affecting the Company Employees, nor has there been any of the foregoing during the previous three-year period. Seller has no Knowledge of any labor union organizing activities with respect to any Company Employee, and no labor union, labor organization, trade union, works council, or group of such employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to such Company Employee. No labor union represents any of the Company Employees.

          (g) All of the Company Employees have been properly classified as independent contractors or employees under applicable Legal Requirements. All Company Employees classified as exempt from the overtime provisions under applicable Legal Requirements have been properly classified.

          (h) Without giving effect to the Transaction, during the preceding three-year period, the Company is and has been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar Legal Requirement.

          (i) Except as set forth on Part 2.17(i) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any Company Employee or other service provider to severance pay or any other compensatory payment from Seller or the Company or any Company Employee Plan, or (ii) result in any benefit or right becoming established or increased, or accelerate the time of such payment or vesting of any benefit, under any Company Employee Plan or Company Employee Agreement. Neither Seller nor the Company has made any payment or payments, is not obligated to make any payment or payments, and is not a party to (or a participating employer in) any Company Employee Plan or Company Employee Agreement that in connection with the transactions contemplated by this Agreement (either alone or in combination with any additional or subsequent event(s)), has resulted or could reasonably be expected to result, individually or in the aggregate, in the payment of any “excess parachute payment,” as defined in Section 280G of the Code (or any similar provision of state, local or foreign Legal Requirement) as a result of the transactions contemplated by this Agreement.

          (j) Each Company Employee Plan or Company Employee Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code: (i) was operated in good faith compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, and (ii) has been, maintained, administered, operated and funded in all material respects in accordance with the applicable requirements of Section 409A of the Code since January 1, 2009.

          (k) Except as set forth on Part 2.17(k) of the Disclosure Schedule, no Company Employee Plan or Company Employee Agreement provides for, and the Company is not liable to any Company Employee or other individual, for post-employment health, life of disability coverage or benefits except as required by the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”), for which the former employee or other individual pays the full cost of coverage.

     2.18 Environmental Matters. To Seller’s Knowledge, except as set forth on Part 2.18 of the Disclosure Schedule, no Hazardous Material is present at any properties (including any buildings, structure, improvements, soils and surface, subsurface and ground waters thereof) currently or formerly owned, leased or operated by or for the Company or any predecessor company, at any location to which the Company has sent any Hazardous Material or at any other location to which the Company may be liable (the “Chain-of-Title Property”) and the Company is not, and has not operated, in violation of any applicable Environmental Law. There has been no generation, processing, production, storage, treatment, transport, Release or disposal of any Hazardous Materials at, in, on, under, about or from the Chain-of-Title Property by or on behalf of the Company or the Company’s employees, agents, licensees, contractors, invitees or guests, or any of their respective employees, agents, licensees, contractors, invitees or guests. There has been no generation, processing, production, storage, treatment, transport or disposal of any Hazardous Materials by or on behalf of the Company at any other site (or any facilities previously leased or owned by the Company or any other business the stock or net assets of which have been acquired by the Company) except to the extent permitted by Environmental Law. To Seller’s Knowledge, there have not been and are no above-ground or underground storage tanks or electrical equipment containing PCB’s or any friable asbestos-containing materials on any of the Chain-of-Title Property. The Company has delivered to Purchaser copies of all reports in its possession of environmental compliance audits, environmental assessments, environmental inspection reports, and correspondence with or submissions to Governmental Bodies under Environmental Laws, in each case, in connection with the operation of the Company or the Leased Real Property.

     2.19 Proceedings; Orders. Except as set forth in Part 2.19 of the Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Seller, threatened against Seller or the Company or any Company Asset, or any of the officers of the Company in regards to their actions as such, nor, to the Knowledge of Seller, is there any basis for any Proceeding. There are no Proceedings pending or, to the Knowledge of Seller, threatened against Seller or the Company that seek to prevent, enjoin, alter or delay the Transactions. No Governmental Body has threatened in writing, or, to the Knowledge of Seller, orally, to commence any such Proceeding. There are no existing orders, judgments or decrees of any Governmental Body against the Company. There is no Proceeding by the Company pending, or which the Company has commenced preparations to initiate, against any other Person.

     2.20 Authority; Binding Nature Of Agreements. The execution, delivery and performance by the Company of this Agreement and the other Transactional Agreements to which it is or will be a party, and the consummation of the Transactions, are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on its part. The execution, delivery and performance by Seller of this Agreement and the other Transactional Agreements to which it is or will be a party, and the consummation of the Transactions, are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on its part, other than (and subject to) obtaining Shareholder Approval. This Agreement has been and, when executed at the Closing, the other Transactional Agreements to which it is or will be a party will have been, duly and validly executed by the Company and Seller and, assuming the due execution and delivery of this Agreement and the other Transactional Agreements to which the Company or Seller, as applicable, is a party by Purchaser, will constitute legal, valid and binding agreements of the Company or Seller, as applicable, enforceable against such Entity in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to generally principles of equity.

     2.21 Non-Contravention; Consents. Except as set forth in Part 2.21 of the Disclosure Schedule and such filings and other actions required under Applicable Securities Laws and the rules and policies of the TSX, the execution, delivery and performance of this Agreement and the other Transactional Agreements to which the Company or Seller is or will be a party, and the consummation of the Transactions, do not and will not (a) conflict with the certificate of incorporation or bylaws of the Company or Seller, (b) conflict with or constitute a violation of any provision of any Legal Requirement or any judgment, injunction or decree of a Governmental Body binding upon or applicable to the Company or Seller or (c) (i) require any consent or notice under, constitute a material default under, give rise to any right of termination, cancellation, modification, or acceleration of, or a loss of any material benefit under any Material Contract set forth on Part 2.12(a)(ii) of the Disclosure Schedule, or (ii) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on the Company Assets (any such consents in this clause (c), the “Company Contractual Consents”).

     2.22 Brokers. Except for an agreement with Canaccord Genuity, the fees and expenses of which will be paid by Seller, the Company has not agreed or become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

     2.23 Affiliated Transactions. Except as set forth on Part 2.23(i) of the Disclosure Schedule, no Related Party of the Company is a party, or has been a party within the past three (3) years, to any Contract, relationship or transaction with the Company that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the U.S. Securities Act of 1933, as amended, and the applicable interpretations of the Securities and Exchange Commission thereunder if such regulation and interpretations were applicable to the Company during such timeperiod. Part 2.23(ii) of the Disclosure Schedule sets forth all Contracts and transactions between the Company and any of Seller’s other businesses. Effective as of the Closing, except as set forth on Part 2.23(iii) of the Disclosure Schedule or pursuant to the Agreement and the Transactional Agreements, there will be no intercompany (payable or receivable) accounts, Contract, relationship or transaction between the Company and Seller or its Affiliates.

     2.24 Solvency. (i) the Company is, and will be as of the Closing, able to pay its Liabilities as they become due, (ii) Seller does not, and will not, have unreasonably small capital with which to conduct its businesses, and (iii) Company Assets (calculated at fair market value) exceed the Company’s Liabilities.

     2.25 Insurance. Part 2.25 of the Disclosure Schedule contains a true, correct and complete list (including the name of the insurer, policy number, coverage amount, deductible amount, premium amount and expiration date) of all insurance policies and bonds and self-insurance arrangements currently in force that cover or purport to cover risks or losses to or associated with the Company and its operations, premises, properties, assets, employees, directors, officers, agents and managers. The insurance policies, bonds and arrangements described on Part 2.25 of the Disclosure Schedule (the “Policies”) are in full force and effect. The Company is not in breach of or in default under any of the Policies, has not received any written notice of pending or threatened cancellation of any Policy, and no claim or coverage under any Policy is currently being disputed. Neither Seller nor the Company has received notice of, nor to the Knowledge of Seller is there threatened, any cancellation, termination, reduction of coverage or material premium increases with respect to any of the Policies. All material insurable risks, with the exception of insurance of Intellectual Property and related claims, in respect of the business and assets of the Company are covered by the Policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company is engaged. The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such Policies. The consummation of the transactions contemplated by this Agreement and the other Transactional Agreements will not cause a cancellation or reduction in the coverage of such Policies.

     2.26 Title. Seller: (a) is the record and beneficial owner of the Shares; (b) is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any shares; (c) is not a party to any option, warrant, purchase right or other Contract that could require Seller to sell, transfer or otherwise dispose of the Shares (other than this Agreement); (d) has full power, right and authority, and any approval required by applicable Legal Requirements to make and enter into this Agreement; and (e) has good and valid title to such Shares, free and clear of all Encumbrances. Upon obtaining Shareholder Approval, Seller shall have the right, authority and power to sell, assign and transfer the Shares to Purchaser. Upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire good, valid and marketable title to the Shares, free and clear of all Encumbrances.

     2.27 Opinion of Financial Advisory. Seller has received the opinion of Canaccord Genuity, dated the date of this Agreement, to the effect that, as of such date, the Purchase Price is fair, from a financial point of view, to the shareholders of Seller, a signed true and complete copy of which opinion has been or will promptly be provided to Purchaser.

SECTION 3. Representations and Warranties of Purchaser.

Purchaser represents and warrants, to Seller as follows:

     3.1 Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser is qualified, authorized, registered or licensed to do business as a foreign corporation each jurisdiction in which it conducts business other than such jurisdictions where the failure to be so qualified, authorized, registered or licensed would not have a Purchaser Material Adverse Effect.

     3.2 Authority; Binding Nature Of Agreements. The execution, delivery and performance by Purchaser of this Agreement and the other Transactional Agreements to which it is or will be a party, and the consummation of the Transactions, are within Purchaser’s corporate powers and have been duly authorized by all necessary corporate action on its part. This Agreement has been and, when executed at the Closing, the other Transactional Agreements to which it is or will be a party will have been, duly and validly executed by Purchaser and, assuming the due execution and delivery of this Agreement and the other Transactional Agreements to which it is a party by Seller and the Company, will constitute legal, valid and binding agreements of Purchaser, enforceable against it in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to generally principles of equity.

     3.3 Governmental Authorizations. The execution, delivery and performance by Purchaser of this Agreement and the other Transactional Agreements to which it is a party, and the consummation by it of the Transactions require no Governmental Authorization from, or the provision of notice to, any Governmental Body (the “Purchaser Approvals”).

     3.4 Non-Contravention; Consents. Except for the consent of Purchaser’s lender under its credit facility, which consent has been obtained, the execution, delivery and performance of this Agreement and the other Transactional Agreements to which Purchaser is or will be a party, and the consummation of the Transactions, do not and will not (a) conflict with the certificate of incorporation or bylaws of Purchaser, or (b) conflict with or constitute a violation of any provision of any Legal Requirement or any judgment, injunction or decree of a Governmental Body binding upon or applicable to Purchaser, or require any consent or notice under, constitute a material default under, give rise to any right of termination, cancellation, modification, or acceleration of, or a loss of any material benefit under, any material Contract to which Purchaser is a party.

     3.5 Proceedings; Orders. There are no Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser that seek to prevent, enjoin, alter or delay the Transactions.

     3.6 Brokers. Except for an agreement with B. Riley & Co., the fees and expenses of which will be paid by Purchaser, Purchaser has not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

     3.7 Investigation and Reliance. Purchaser has conducted such investigation and inspection of the Company Assets, the Company’s Liabilities, and the Company Products as Purchaser may have deemed necessary or appropriate for the purpose of entering into this Agreement and consummating the Transactions. Purchaser acknowledges that the representations and warranties of Seller contained in this Agreement and the Transactional Agreements constitute the sole and exclusive representations and warranties of Seller to Purchaser in connection with the transactions contemplated hereby.

     3.8 Available Cash and Available Borrowings; Financing Letters. As of November 24, 2012, Purchaser had cash and cash equivalents of at least $13,000,000. Furthermore, as of November 24, 2012, Purchaser and its Subsidiaries had available borrowings under the Purchaser’s credit facility of at least $9,800,000. Attached hereto are true and correct copies of the letters Purchaser has received from potential sources for the Financing, which letters remain in full force and effect as of the date hereof.

     3.9 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Purchaser shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Purchaser shall have adequate capital to carry on its business.

SECTION 4. Pre-Closing Covenants

     4.1 Access and Investigation; Financial Statements.

          (a) During the period from the date of this Agreement through the Closing Date (the “Pre-Closing Period”), upon reasonable notice, the Company shall provide to Purchaser and its authorized Representatives reasonable access during normal business hours to the offices, Records, Tax Returns, Contracts, Company Assets, commitments, facilities, personnel and Representatives of the Company, and shall furnish and make available to Purchaser and its authorized Representatives all such documents and copies of documents (at Purchaser’s expense) and all such additional financial and operating data and other information pertaining to the affairs of the Company as Purchaser and its authorized Representatives may reasonably request (including Tax Returns); provided, however, that (i) the activities of Purchaser and its Representatives shall be conducted in such a manner as not to interfere unreasonably with the operation of the businesses of the Company (it being understood and agreed that Purchaser and its Representatives shall not be deemed to be causing any such unreasonable interference if their activities are limited to obtaining information with respect to (and are conducted in a limited manner solely as necessary to) verify Seller’s and the Company’s compliance with, and to otherwise enforce Purchaser’s rights under, Sections 4.3, 4.4, 4.5 and 4.7 hereof), and (ii) in no event shall the Company be required to furnish Purchaser or its Representatives with any documents or information that (X) the Company is required by Legal Requirement, Governmental Order or Contract to keep confidential; provided, that the Company shall provide a description in reasonable detail of the documents or information that are subject to such confidentiality restriction, or (Y) that would reasonably be expected to jeopardize the status of such document or information as attorney-client privileged or attorney work product; provided, that, in such circumstance, the Company shall cooperate with Purchaser to implement a procedure to permit access to or disclosure of such information in a manner that would not reasonably be expected to jeopardize such attorney-client privilege or attorney work product. Notwithstanding the foregoing, prior to the Closing Date, without the prior written consent of the Company, which consent may not be unreasonably withheld, delayed or conditioned, neither Purchaser nor its Representatives shall contact any suppliers to or customers, employees or directors of, the Company in connection with or pertaining to any subject matter of this Agreement.

          (b) Following the date hereof, promptly when available and in any event within 20 days after the end of each calendar month until the Closing or termination of this Agreement, Seller shall deliver copies of the monthly financial statements of Seller and, if available, the Company on an individual basis, together with a certificate of Seller signed by the chief financial officer of Seller certifying that the foregoing financial statements are, to the knowledge of such officer, true, correct and accurate in all material respects as of such date.

     4.2 Operation of Business of Company Prior to Closing.

          (a) Covenants. During the Pre-Closing Period, the Company shall conduct, and Seller shall cause the Company to conduct, its business and operations in the ordinary course consistent with past practices, and the Company shall use its commercially reasonable efforts to: (W) preserve intact the Company’s business organization and assets; (X) keep available the services of the current key employees and key consultants of the Company; (Y) preserve the current relationships of the Company with key customers, key suppliers and other third-party persons with which the Company has significant business relations; and (Z) keep and maintain their material assets and material properties in good repair and normal operating condition, wear and tear excepted. Without limiting the generality of the foregoing, except as otherwise permitted or required by this Agreement or as set forth on Schedule 4.2, during the Pre-Closing Period, the Company shall not do any of the following:

               (i) issue, grant, sell, pledge, dispose of or otherwise subject to any Encumbrance any equity securities or any subscriptions, warrants, options or other agreements or rights of any kind whatsoever to purchase or otherwise receive or be issued any equity securities or any securities or obligations of any kind convertible into, or exercisable or exchangeable for, any equity securities of the Company;

               (ii) engage in any practice, take any action, or enter into any transaction outside the ordinary course of business;

               (iii) effect any recapitalization, reclassification, split, merger, dissolution, consolidation, complete or partial liquidation or like change in the capitalization of the Company;

               (iv) amend the organizational documents of the Company;

               (v) (1) grant any increase in the aggregate compensation of officers and directors of the Company or make any general uniform increase in the compensation of employees of the Company, except for normal merit and cost-of-living increases consistent with past practices, (2) grant any bonus to any employee, director or consultant of the Company except as required by any Contract existing on the date hereof or as a result of the fiscal year 2013 bonus plan, in each case, as disclosed to Purchaser or (3) amend or enter into any retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other employee benefit plan for the benefit of the officers, directors, or employees of the Company;

               (vi) subject any of the properties or assets (whether tangible or intangible) of the Company to any Encumbrance;

               (vii) sell, assign, transfer, convey, lease or otherwise dispose of any of the properties or assets of the Company except (1) in the ordinary course of business consistent with past practices or (2) transactions less than or equal to $100,000 for any individual transaction.

               (viii) acquire any properties or assets or enter into commitments for capital expenditures of the Company except (1) in the ordinary course of business or (2) that do not exceed $10,000 in any individual case;

               (ix) enter into, or amend, waive, modify or consent to the termination of, any Material Contract;

               (x) enter into any Contract with a Related Party of the Company;

               (xi) make any change in any method of accounting or accounting practice or policy, except as required by the Accounting Convention;

               (xii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business consistent with past practice;

               (xiii) pay, discharge or satisfy any Liability, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice;

               (xiv) cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

               (xv) permit the lapse of any existing Policies;

               (xvi) commence or settle any Proceeding;

               (xvii) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

               (xviii) make, change or revoke any Tax election, enter into any closing agreement or any Tax allocation, sharing, indemnity or similar agreement, consent to any extension or waiver of the limitations period with respect to the Taxes of the Company, commence, settle or compromise any Tax Contest, file or cause to be filed any amended Tax Return or claim for refund of Taxes or fail to pay any Taxes, or file any Tax Returns, when due; or

               (xix) agree or commit to do any of the foregoing.

          (b) Certain Exceptions. Notwithstanding the foregoing, nothing in this Section 4.2 shall prohibit the Company from taking any action or omitting to take any action as required or as contemplated by this Agreement, as required by applicable Legal Requirement or otherwise approved in writing by Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.

          (c) Distribution of Cash. Notwithstanding the foregoing or anything to the contrary contained herein, nothing in this Section 4.2 shall prohibit the Company from distributing Cash (at any time during the Pre-Closing Period) to Seller (in the form of a dividend or otherwise).

     4.3 Non-Solicitation; Adverse Recommendation. Except as provided in Section 4.4 below, neither Seller nor the Company shall, nor shall either authorize or permit any of the Representatives of the Company or Seller to, directly or indirectly, (a) solicit, initiate, endorse, or encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal; (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser and its Representatives) any non-public information with respect to the Company or afford any Person (other than Purchaser and its Representatives) access to the business, properties, books or records of Seller or the Company to any Person (other than Purchaser and its Representatives), in any such case that would reasonably be expected to result in the making, submission or announcement of, or for the purpose of encouraging, facilitating or assisting, (i) an Acquisition Proposal, or (ii) any inquiries that would reasonably be expected to lead to an Acquisition Proposal; (c) (i) withdraw (or modify or qualify in any manner adverse to Purchaser), or publicly propose to withdraw or modify in a manner adverse to Purchaser, the recommendation or declaration of advisability by the Seller Board or any committee thereof of this Agreement and the Transactions, (ii) recommend or otherwise declare advisable the approval by Seller’s shareholders of any Acquisition Proposal or (iii) resolve or agree to take any such actions (each such action set forth in clauses (i), (ii) and (iii) of this Section 4.3(c) being referred to herein as an “Adverse Recommendation Change”), (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or related to, or that is intended to or is reasonably likely to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), or agree to take any such actions. Seller shall, and shall cause the Company and the Representatives of Seller and the Company to, (1) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal, (2) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (3) not terminate, waive, amend or modify (or release any Person from) any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal unless the comparable provision set forth in the Confidentiality Agreement and is applicable to Purchaser is also terminated, waived, amended or modified (or Purchaser is released from), and, subject to the condition set forth in clause (3) of this Section 4.3, shall, at the request of Purchaser, use its commercially reasonable efforts to enforce the provisions of any such confidentiality or standstill agreement.

     4.4 Superior Offer.

          (a) Notwithstanding Section 4.3, at any time following the date of this Agreement and prior to obtaining the Shareholder Approval, the Seller Board, directly or indirectly through advisors, agents, Representatives or other intermediaries, may, subject to compliance with Section 4.4(b), (i) engage in negotiations or discussions (including, as a part thereof, making any counterproposal or counter offer to) with any Person that, subject to Seller’s compliance with Section 4.3, has made after the date of this Agreement, a Superior Offer or a bona fide unsolicited written Acquisition Proposal that the Seller Board believes in good faith (after consultation with outside legal counsel and its financial advisor) would be reasonably expected to lead to a Superior Offer, (ii) enter into customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement (including any standstill agreement contained therein) (an “Acceptable Confidentiality Agreement”); and (iii) thereafter furnish information with respect to the Company or Seller to the Person making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, however, that any nonpublic information provided to any such Person shall have been previously provided to Purchaser or shall be provided to Purchaser concurrently with or within 24 hours after the time it is provided to such Person, (iv) terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Superior Offer, (v) make an Adverse Recommendation Change in response to a Superior Offer, and (vi) solely in response to a Superior Offer received after the date hereof that was unsolicited and did not otherwise result from a breach of Section 4.3 or this Section 4.4, cause Seller and the Company to terminate this Agreement in accordance with Section 8.1(h) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Offer, but in each case referred to in the foregoing clauses (i) through (v) only if (I) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of Section 4.3 or this Section 4.4, (II) the Seller Board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Offer and (III) the Seller Board determines in good faith (after consultation with outside legal counsel) that the failure to take such actions would be inconsistent with the Seller Board’s fiduciary duties to the shareholders of Seller under applicable Legal Requirements.

          (b) The Seller Board shall not take any of the actions referred to in clauses (i) through (iii) of Section 4.4(a) unless it first notifies the Purchaser of its intention to do so, including by providing the notice required by the last sentence of Section 4.4(c) below. Furthermore, the Seller Board shall not take any of the actions referred to in clauses (iv) through (vi) of Section 4.4(a) unless (i) Seller notifies Purchaser in writing at least 72 hours before taking such action of its intention to do so (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Offer shall require a new written notice by Seller and a 72 hour period), and specifies the reasons therefor, including the terms and conditions of, such Superior Offer, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents and (ii) if Purchaser makes a proposal during such 72 hour period to adjust the terms and conditions of this Agreement, the Seller Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Purchaser, including among other things the payment of the Seller Termination Fee set forth in Section 8.5, continues to determine in good faith (after consultation with outside legal counsel and its financial advisor) that such Superior Offer continues to be a Superior Offer and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be inconsistent with the Seller Board’s fiduciary duties to the shareholders of Seller under applicable Legal Requirements and (iii) Seller shall continue to advise Purchaser after delivery of such notice of the status and material terms of any discussions and negotiations with such Person. During the 72 hour period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, Seller shall, and shall cause its financial and legal advisors to, negotiate with Purchaser in good faith (to the extent Purchaser seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Purchaser.

          (c) In addition to the obligations of Seller set forth in Sections 4.3, 4.4(b) and 4.4(c), Seller promptly (and in any event within 24 hours of receipt) shall advise Purchaser in writing in the event Seller, the Company or their Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer and a copy of any written proposal, offer or draft agreement provided by the Person making any such indication, inquiry, request proposal or offer. Seller shall keep Purchaser informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries (including by way of electronic mail) of any material oral inquiries or discussions. Without limiting any of the foregoing, Seller shall promptly (and in any event within 24 hours) notify Purchaser orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Sections 4.3, 4.4(b) or 4.4(c) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

          (d) As used herein, the term “Acquisition Proposal” shall mean, other than from Purchaser, any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of Seller or the Company that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of the Company immediately prior to such transaction, or (B) 20% or more of any class of capital stock, other equity securities or voting power of Seller, the Company, any subsidiary or any resulting parent company of Seller or the Company, in each case other than the Transaction.

          (e) As used herein, the term “Superior Offer” shall mean any unsolicited bona fide binding written Acquisition Proposal that the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, tax benefits, regulatory and other aspects of the proposal, including any break-up fees and expense reimbursement provisions, and the Person making the proposal, is (A) more favorable to the stockholders of the Company from a financial point of view than the Share Transfer and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Purchaser in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Offer,” references in the term “Acquisition Proposal” to “20%” shall be deemed to be references to “50%.”.

          (f) Each of Seller and the Company agrees that any violation of the restrictions set forth in Section 4.3 and this Section 4.4 by any Representative of Seller or the Company, whether or not such Person is purporting to act on behalf of Seller or the Company or otherwise, shall be deemed to be a material breach of this Agreement by Seller and the Company.

          (g) Neither Seller nor the Company shall enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Seller’s or the Company’s ability to comply with any of the terms of Section 4.3 or this Section 4.4, and represents that neither Seller nor the Company is a party to any such agreement.

     4.5 Intervening Event; Adverse Recommendation.

          (a) Notwithstanding Section 4.3, at any time following the date of this Agreement and prior to obtaining the Shareholder Approval, the Seller Board may, in response to an Intervening Event, effect an Adverse Recommendation Change; provided: that all of the following conditions in clauses (i) through (ii) are met: (i) Seller notifies Purchaser in writing at least 72 hours before taking such action of its intention to do so, and specifies the reasons therefor (including a description in reasonable detail of such Intervening Event), and (ii) if Purchaser makes a proposal during such 72 hour period to adjust the terms and conditions of this Agreement, the Seller Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Purchaser, continues to determine in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to make an Adverse Recommendation Change, would be inconsistent with the Seller Board’s fiduciary duties to the shareholders of Seller under applicable Legal Requirements. During the 72 hour period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, Seller shall, and shall cause its financial and legal advisors to, negotiate with Purchaser in good faith (to the extent Purchaser seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Purchaser.

          (b) As used herein, the term “Intervening Event” means a material event, development or change in circumstance that affects the business, assets or operations of the Company and occurs, arises or becomes known to the Seller Board following the date of this Agreement and prior to the receipt of the Shareholder Approval and that has not occurred or arisen or is unknown to Seller Board as of the date of this Agreement; provided, however, that an Acquisition Proposal or Superior Offer or any matter relating thereto shall in no event be considered an Intervening Event.

          (c) Nothing contained in this Section 4.5 or in Section 4.3 shall prohibit the Seller, the Company or the Seller Board from complying with its disclosure obligations under Applicable Securities Laws with regard to an Acquisition Proposal; provided, that any such disclosure with regard to an Acquisition Proposal (other than an express rejection of any Acquisition Proposal or an unqualified reaffirmation of the Seller Board’s recommendation of the Transactions) shall be deemed to be an Adverse Recommendation Change, unless the Seller Board expressly, publicly and unconditionally reaffirms its recommendation of the Transactions within two (2) business days following any request by Purchaser for such reaffirmation (it being agreed that Purchaser may make only one such request with respect to any single such disclosure).

     4.6 Efforts to Consummate. Subject to the terms and conditions of this Agreement (including Section 4.4), each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, all lawful and reasonable things within such party’s control necessary to fulfill the conditions precedent to the obligations of the other party(ies) hereunder and to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, each party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Share Transfer and the other Transactions; (b) shall use reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Share Transfer or any of the other Transactions; and (c) shall use reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Share Transfer or any of the other Transactions. Nothing in this Agreement shall require Purchaser to commit to: (i) selling, divesting, or otherwise conveying (other than the granting of a security interest in connection with the Financing) any material portion of the assets or businesses of Purchaser and its Affiliates, (ii) agreeing to sell, divest, or otherwise convey (other than the grant of a security interest in connection with the Financing) any material portion of the assets or business of the Company contemporaneously with or subsequent to the Closing Date, or (iii) permitting the Company to sell, divest, or otherwise convey (other than the grant of a security interest in connection with the Financing) any of material portion of the assets or business of the Company prior to the Closing Date.

     4.7 Preparation of Solicitation Materials; Shareholder Meeting; Voting Proposal.

          (a) As promptly as reasonably practicable after the date of this Agreement (and in any event not later than February 6, 2013), Seller shall prepare and shall mail to Seller’s shareholders a management information circular with respect to the Shareholder Approval (together with any amendments or supplements thereto and any other required materials, the “Solicitation Statement”). In preparing the Solicitation Statement, Seller shall give Purchaser and its counsel reasonable time to review and comment upon drafts of the Solicitation Statement and any amendments thereto and Seller shall give reasonable consideration to any comments provided by Purchaser. The Solicitation Statement shall contain a statement (subject to an Adverse Recommendation Change specifically permitted by Section 4.4(a)) that the Seller’s Board has (i) unanimously approved the proposed transaction (without abstentions) and unanimously recommends that the Seller Shareholders approve and adopt this Agreement and the Transactions, and (ii) determined that the consideration being paid for the Shares is fair from a financial point of view to Seller.

          (b) Seller shall call, give notice of, convene and hold a special meeting of the Seller Shareholders (the “Shareholder Meeting”), which shall take place not later than February 28, 2013, for the purpose of voting to approve this Agreement and the Transactions (the “Voting Proposal”) and the subsequent liquidation and dissolution of Seller, including a distribution to the Seller Shareholders of all Seller’s remaining assets after discharge of all obligations. The record date for such Shareholder Meeting shall be January 14, 2013. At any such Shareholder Meeting, the Company shall submit the Voting Proposal to its shareholders of record for approval and adoption as provided by the applicable Legal Requirements. Seller shall allow representatives of Purchaser to attend the Shareholder Meeting. Subject to the terms and conditions of this Agreement, Seller shall use its commercially reasonable efforts to obtain the requisite shareholder approval (the “Shareholder Approval”) of the Voting Proposal. In furtherance of the foregoing, except in the case of an Adverse Recommendation Change specifically permitted by Section 4.4(a), Seller, through the Seller Board, shall (i) solicit proxies to be voted at the Shareholder Meeting in favor of the Voting Proposal, (ii) recommend to its shareholders that they approve and adopt the Voting Proposal and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by Purchaser. Subject to the termination provisions set forth in Section 8, Seller shall conduct the Shareholder Meeting in accordance with the Canada Business Corporations Act and as otherwise required by applicable Legal Requirements, and, for greater certainty, notwithstanding the acceptance by the Seller Board of a Superior Offer in accordance with Section 4.4, unless otherwise agreed to by Purchaser in writing, Seller shall continue to take all reasonable steps to hold the Shareholder Meeting and to submit the Voting Proposal to the Seller Shareholders for approval and adoption and shall not propose to adjourn, postpone or cancel the Shareholder Meeting. Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to the first sentence of this Section 4.6(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

          (c) Each of Purchaser and Seller shall furnish to the other all such information concerning it, its affiliates and its shareholders and as may be required to prepare the any circular or any application to Securities Regulators or other Governmental Body and effect Transactions. Each of Purchaser and Seller shall use its commercially reasonable efforts to ensure that no information that is so furnished by it contains any untrue statement of a material fact or omits to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished or to be used.

          (d) Purchaser and Seller shall each promptly notify the other if at any time before the Closing Date it becomes aware that the circular or any application to Securities Regulators or other Governmental Body for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the circular or such application.

          (e) Seller shall give Purchaser prompt notice of any written demand for dissent received by the Company prior to the Closing Date, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Closing Date that relates to such demand.

     4.8 Execution of Additional Documents. Prior to Closing, from time to time, as and when requested by a party hereto, each party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such party may reasonably deem necessary to consummate the Transactions; provided, however, that neither Seller nor the Company shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent or other approval in connection with consummating the Transactions without the prior written consent of Purchaser.

     4.9 Publicity. Purchaser and Seller will reasonably consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Purchaser, on the one hand, nor Seller or the Company, on the other hand, will issue any such press release or make any such public statement without the prior written consent of the other party, except to the extent that the disclosing party determines in good faith it is required to do so by applicable Legal Requirements or the rules or regulations of Nasdaq or TSX, in which case that party will use all reasonable efforts to consult with the other party and to implement their comments before issuing any such release or making any such public statement.

     4.10 FIRPTA Matters. At the Closing, the Company shall deliver to Purchaser, (a) in accordance with the requirements of U.S. Treasury Regulation section 1.1445-2(c)(3)(i), a statement issued by the Company conforming to the requirements of U.S. Treasury Regulation section 1.897-2(h)(1) stating that an interest in the Company is not a United States real property interest for purposes of United States federal income taxation, (b) a notification to the IRS prepared in accordance with the requirements of U.S. Treasury Regulation section 1.897-2(h)(2), each in substantially the form attached hereto as Exhibit C.

     4.11 Financing.

          (a) Purchaser shall use its commercially reasonable efforts to take (or cause to be taken) such actions, and do (or cause to be done) such things necessary to obtain sufficient debt or equity financing (or a combination thereof) necessary for Purchaser to consummate the Transactions and to pay in cash all amounts required to be paid by it at Closing in connection with the transactions contemplated by this Agreement (the “Financing”), including the payment of the Purchase Price and the payment of all fees and expenses of Purchaser related to or arising out of the transactions contemplated by this Agreement. Such commercially reasonable efforts shall include, without limitation, granting, and offering to grant, a customary security interest in Purchaser’s or the Company’s assets in connection with such Financing. Without the prior written consent of Seller, Purchaser shall not, nor shall it permit any of its Affiliates to, enter into any merger, acquisition, joint venture or disposition that would reasonably be expected to impair, delay or prevent consummation of all or any portion of the Financing.

          (b) Purchaser shall keep Seller reasonably informed concerning material developments relating to the Financing and shall give Seller prompt notice of any material adverse change with respect to the Financing. Purchaser agrees to notify Seller promptly, and in any event within one (1) business day, if at any time prior to the Closing Date, Purchaser no longer believes in good faith that it will be able to obtain all or any portion of the Financing.

          (c) Seller and the Company shall, and each shall cause their respective Representatives (including legal, tax, regulatory and accounting) to, provide to Purchaser all cooperation reasonably requested by Purchaser and/or its sources of financing that is reasonably necessary, proper or advisable in connection with the Financing.

     4.12 Section 382 Study. Purchaser and Seller shall reasonably cooperate with RyanSharkey, LLP (“Sharkey”) in the preparation by Sharkey of its written analysis (the “382 Analysis”) of whether or not the utilization of any portion of the net operating losses of the Company (“NOLs”) is subject to limitations under Sections 382 of the Code and Treasury Regulations thereunder (a “Loss Limitation”). If Sharkey determines that (i) there is no Loss Limitation other than the Loss Limitation arising as a result of the ownership change on February 28, 2001 and (ii) that the amount of the net operating loss carryforward of the Company that is available to offset the gain recognized by the Company as a result of the election under Section 338 of Code with respect to the purchase and sale of the Shares as contemplated by this Agreement is at least $40 million (collectively (i) and (ii) the “Tax Conditions”), then Seller shall cause Sharkey to deliver an opinion to that effect in a form that is reasonably satisfactory to the Purchaser (the “382 Opinion”) that it is more likely than not that the Tax Conditions are satisfied. If, however, Sharkey determines that the Tax Conditions are not satisfied, then Purchaser and Seller shall further cooperate with Sharkey, so that Sharkey may make a further determination as to: (a) the amount of the “section 382 limitation” and “net unrealized built-in gain” as of the date or dates of such ownership change or changes (as those terms are defined in Section 382 of the Code); and (b) the amount, if any, by which (i) the federal, state and local income Tax due from the Company for the taxable year that includes the Closing Date as a result of an election under Section 338 of the Code with respect to the purchase and sale of the Shares as contemplated by this Agreement, exceeds (ii) the federal, state and local income Tax that would have been due from the Company as a result of such election absent any Loss Limitation (such excess is referred to as the “Tax Deficit”). Seller shall provide to Purchaser a written report of the results of such analysis (the “Draft Section 382 Study”) for Purchaser’s review and comment. Purchaser shall promptly review and comment on the Draft Section 382 Study, and Seller shall give due consideration to any comments to the Draft Section 382 Study received from Purchaser and deliver a final Section 382 Study (the “Section 382 Study”) to Purchaser at least 5 business days prior to the Closing Date.

SECTION 5. Additional Agreements

     5.1 Notification of Certain Matters; Updates to the Disclosure Schedule.

          (a) Seller and the Company, on the one hand, and Purchaser, on the other, shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Body in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any other notice or communication from any Governmental Body in connection with the Transactions, (c) any Proceeding commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to the Transactions or (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Transaction set forth in Section 7 not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement.

          (b) The Company shall have the right to supplement the Disclosure Schedule prior to the Closing to reflect any and all events, circumstances or changes which arise or become known to the Company after the date hereof by delivery to Purchaser prior to the Closing Date of one or more supplements (each, a “Disclosure Supplement”). Each Disclosure Supplement shall be in writing and shall be delivered in accordance with the procedure set forth for notice in Section 9.5. No Disclosure Supplement, nor any information Purchaser may otherwise obtain from Seller, the Company or any other Person, shall be deemed to (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) have any effect for purposes of determining the satisfaction of the conditions set forth in Section 7.2(a) or (iii) limit the remedies available to Purchaser upon receipt of such Disclosure Supplement.

SECTION 6. Post-Closing Covenants

     6.1 D&O Indemnification. For a period of six (6) years following the Closing, Purchaser shall cause the Company to maintain in effect in the Company’s organizational documents the provisions regarding limitation of liability and indemnification of current or former directors, officers and employees of the Company, and trustees or administrators of Company Employee Plans, and the advancement of expenses incurred contained in the certificates of incorporation, bylaws or separate agreements, as applicable, immediately prior to the Closing and shall honor and fulfill to the fullest extent permitted by applicable law such limitation of liability and indemnification obligations. Subsequent to the Closing, Purchaser also agrees to cause the Company to indemnify and advance expenses to current or former directors, officers and employees of the Company, and trustees or administrators of Company Employee Plans, to the same extent as provided in the preceding sentence.

     6.2 D&O Liability Insurance. For a period of at least six (6) years following the Closing, Purchaser shall provide the Company with and maintain (or cause to be maintained), in effect, either (a) the current policy of directors’ and officers’ liability insurance maintained by the Company (provided, that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Closing (including consummation of the Transactions) or (b) a run off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within six (6) years after the Closing arising from facts or events that occurred at or before the Closing (including consummation of the Transactions); provided, however, that in no event shall the Company be obligated to pay premiums for the six-year tail policy that would constitute an aggregate premium greater than 250% of the annual premiums paid or payable as of the date hereof for the latest policy year. Such policy or endorsement shall name as insureds thereunder all present and former directors and officers of the Company.

     6.3 Employee Benefit Arrangements.

          (a) Purchaser acknowledges that the consummation of the transactions contemplated by this Agreement will constitute a change in control of the Company and/or a sale of the Company (to the extent such concepts are applicable) for purposes of the Company Employee Plans and all Company Employee Agreements. From and after the Closing, as applicable, Purchaser will, and will cause the Company to, honor in accordance with their terms all Company Employee Agreements, subject to the Company’s existing rights to modify, amend or terminate such Company Employee Agreements.

          (b) For a period of at least twelve (12) months following the Closing (the “Transition Period”), Purchaser shall, and shall cause the Company to, provide to the Company Employees who are employed by Purchaser or one of its Subsidiaries at and immediately after the Closing (the “Continuing Employees”) compensation and employee benefits that are substantially comparable in the aggregate to the compensation and benefits provided by Purchaser to similarly situated employees of Purchaser.

          (c) After the Closing, Purchaser shall cause the Company to honor those obligations that accrued prior to the Closing under the Company’s management incentive plans and other incentive plans but only to the extent that such obligations were included in the Closing Balance Sheet and in the calculation of the Closing Net Working Capital as finally determined pursuant to Section 1.6.

          (d) Notwithstanding anything in this Agreement to the contrary: (i) nothing in this Section 6.3 or elsewhere in this Agreement shall prevent Purchaser or the Company from changing its compensation structure or employee benefit programs or obligate Purchaser or the Company to provide any particular type or amount of compensation or benefits to any Company Employee, including any Continuing Employee, or shall be construed (X) as resulting in any Continuing Employee being employed other than on an “at will” basis, or (Y) as obligating Purchaser or the Company to employ any Company Employee, including any Continuing Employee, for any length of time following the Closing; and (ii) no Continuing Employee, no other Company Employee, and no beneficiary of any Continuing Employee or other Company Employee shall be deemed to be a third party beneficiary of this Agreement.

     6.4 Non-Competition.

          (a) Seller agrees that from the Closing until the sixth anniversary of the Closing (the “Covenant Period”), it shall not, directly or indirectly, alone or in association with any other Person, own, manage, operate, control, participate in, invest in, perform services for (whether as a consultant, employee, director or manager), or otherwise carry on or engage in, any business which, directly or indirectly, is in competition with the business of the Company as conducted or proposed to be conducted prior to the Closing.

          (b) Seller agrees that during the Covenant Period, it will not (and it will cause each of its Affiliates not to), directly or indirectly, solicit, recruit or hire any Company Employees or encourage any Company Employee to terminate his or her employment with Purchaser.

          (c) For the duration of the Covenant Period, Seller agrees that it will not (and will cause each of its Affiliates not to), without the prior written consent of Purchaser, have any direct or indirect interest in any Person (whether as a member, partner, principal, proprietor, agent, consultant, officer, employee, independent contractor or as stockholder or investor owning either unlisted or untraded debt or equity securities or more than five percent (5%) of any class of the issued and outstanding securities of a corporation that is traded on a national securities exchange or in the over-the-counter market, or as a creditor or otherwise) that engages in any material respect in any business, trade or venture competing with any aspect of the business of the Company as conducted or proposed to be conducted prior to the Closing.

          (d) The obligations of Seller under this Section 6.4 shall be in addition to any obligations Seller may have under any other Contract or applicable Legal Requirement. If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 6.4 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of Seller or Purchaser to obtain the relief provided for in this Section 6.4 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 6.4 is reasonable and necessary to protect and preserve Purchaser’s legitimate business interests and the value of the Company and the Company Assets, and to prevent any unfair advantage conferred on Seller and its successors. To the extent it may effectively do so under applicable Law, Seller hereby waives on its own behalf and on behalf of its successors, any provision of any Legal Requirement which renders any provision of this Section 6.4 invalid, void or unenforceable in any respect.

     6.5 Tax Matters.

          (a) Each of Seller and Purchaser shall provide, and shall cause its respective Affiliates, directors, officers, employees, agents, auditors and representatives to provide, the other party with such cooperation and information as the other party reasonably may request (at its sole cost and expense) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any Tax Contest.

          (b) Any Tax sharing agreement or arrangement between Seller or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, shall be terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on or after the Closing Date.

          (c) If requested by Seller, Seller and Purchaser shall file (a) a joint election in the form and within the time specified in section 56.4 of the Income Tax Act (Canada) (the “ITA”) as proposed in Bill C-48, tabled in the House of Commons on November 21, 2012 , or, if section 56.4 is not enacted as proposed, in any analogous provision enacted under the ITA and (b) any elections required under analogous provisions of provincial taxation statutes. If no form for a joint election is prescribed under the ITA or any analogous provision of a provincial taxation statute then the joint election shall be made in the form proposed by Seller.

SECTION 7. Conditions Precedent

     7.1 Conditions Precedent to the Obligations of Each Party to Effect the Share Transfer. Each party’s obligations to effect the Share Transfer and otherwise consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

          (a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other material legal restraint or prohibition issued or promulgated by a Governmental Body preventing the consummation of the Transactions shall be in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Transactions that makes consummation of the Transactions illegal.

          (b) Stockholder Approval. Seller shall have received the Requisite Stockholder Vote.

     7.2 Conditions Precedent to Obligations of Purchaser. The obligations of Purchaser to effect the Share Transfer and otherwise consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

          (a) Accuracy of Representations. Each of the representations and warranties made by Seller and the Company in this Agreement and the other Transactional Agreements shall be true and correct when made and at the Closing Date; provided, however, that, in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except, in each case, where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) when made, as of the Closing Date or as of such specified date, as applicable, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

              (b) Performance of Covenants. All of the covenants, obligations or other agreements that Seller or the Company is required to comply with or to perform pursuant to this Agreement or any other Transactional Agreement at or prior to the Closing Date shall have been complied with and performed in all material respects.

              (c) Officers’ Certificate. Purchaser shall have received a certificate signed by an executive officer of Seller and the Company certifying as to the matters set forth in Sections 7.2(a) and 7.2(b).

              (d) Financing. Purchaser shall have received the Financing (the “Financing Condition”).

              (e) No Litigation. No Proceeding shall have been commenced by any Governmental Body that, in the reasonable, good faith determination of Purchaser, is reasonably likely to (i) require divestiture of any material assets of Purchaser as a result of the transactions contemplated by this Agreement or the divestiture of any material assets of the Company, (ii) prohibit or impose material limitations on Purchaser’s ownership or operation of all or a material portion of its or the Company’s business or assets or (iii) render Purchaser unable to acquire or hold the Shares.

              (f) Other Transactional Agreements. Purchaser shall have received an executed counterpart of each of the other Transactional Agreements, signed by each party other than Purchaser.

              (g) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

              (h) FIRPTA Compliance. The Company shall have complied with the requirements referred to in Section 4.10.

              (i) Certain Section 382 Matters. If the 382 Analysis indicates that the Tax Conditions are satisfied, then Purchaser shall have received the 382 Opinion from Sharkey. Alternatively, if the 382 Analysis indicates that the Tax Conditions are not Satisfied, then (i) the Tax Deficit as set forth in the Section 382 Study shall be less than or equal to $5,000,000.00 and (ii) Seller shall have agreed, in writing, to reduce the Purchase Price by the amount of the Tax Deficit.

       7.3 Conditions Precedent to Obligations of the Company. The obligations of the Company to effect the Share Transfer and otherwise consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

              (a) Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement and the other Transactional Agreements shall be true and correct when made and at the Closing Date; provided, however, that, in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except, in each case, where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) when made, as of the Closing Date or as of such specified date, as applicable, would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

              (b) Performance of Covenants. All of the covenants, obligations or other agreements that Purchaser is required to comply with or to perform pursuant to this Agreement or any other Transactional Agreement at or prior to the Closing Date shall have been complied with and performed in all material respects.

              (c) Officers’ Certificate. Seller shall have received a certificate signed by an executive officer of Purchaser certifying as to the matters set forth in Sections 7.3(a) and 7.3(b).

SECTION 8. Termination

       8.1 Termination Events. This Agreement may be terminated prior to the Closing:

              (a) by the mutual consent of Purchaser and Seller;

              (b) by either Purchaser or Seller if the Share Transfer shall not have been consummated by April 15, 2013 (the “Outside Date”); provided, however, that, a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Share Transfer by the Outside Date is attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement that is required to be performed by such party at or prior to the Closing Date;

              (c) by either Purchaser or Seller if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Transfer; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

              (d) by Purchaser if Seller or the Company breaches any of its representations, warranties, or covenants hereunder and such breach would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

              (e) by Seller if Purchaser breaches any of its representations, warranties, or covenants hereunder and such breach would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied;

              (f) by either Purchaser or Seller if: (i) the Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Seller’s shareholders shall have taken a final vote on a proposal to adopt and approve this Agreement; and (ii) this Agreement shall not have been adopted and approved at the Shareholder Meeting (and shall not have been adopted and approved at any adjournment or postponement thereof) by the required Shareholder Approval;

              (g) by Purchaser if: (i) Seller or the Company shall have materially breached or failed to perform, in any material respect, any of its obligations set forth in Section 4.3, 4.4 or 4.6 in a manner adverse to Purchaser; (ii) an Adverse Recommendation Change occurs; (iii) Seller or the Seller Board (or any committee thereof) shall publicly approve or publicly recommend, or cause or permit Seller or the Company to enter into, an Alternative Acquisition Agreement relating to an Acquisition Proposal; or (iv) Seller or the Seller Board (or any committee thereof) fails publicly to reaffirm its recommendation of the Transaction within 10 business days after the date any Acquisition Proposal or any material modification thereto is first publicly announced to Seller’s shareholders upon a request to do so by Purchaser (it being agreed that Purchaser may make only one such request with respect to any single Acquisition Proposal or modification thereof);

              (h) by Seller, at any time prior to obtaining the Shareholder Approval, in order to accept a Superior Offer in accordance with Section 4.4(a); provided, however, that Seller shall have (i) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (ii) otherwise complied with all provisions of Section 4.4(a), including the notice provision, and (iii) paid any amounts due pursuant to Section 8.5;

              (i) by Seller, at any time prior to the Closing Date, in the event that Purchaser notifies Seller that it no longer believes in good faith that it will be able to obtain the Financing; and

              (j) by Purchaser, at any time prior to the Closing Date, in the event that (i) the Tax Conditions are not satisfied; and (ii) the Tax Deficit as set forth in the Section 382 Study is greater than $5,000,000.00.

       8.2 Termination Procedures. If Purchaser wishes to terminate this Agreement pursuant to any provision of Section 8.1, Purchaser shall deliver to Seller a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement. If Seller wishes to terminate this Agreement pursuant to any provision of Section 8.1, Seller shall deliver to Purchaser a written notice stating that Seller is terminating this Agreement and setting forth a brief description of the basis on which Seller is terminating this Agreement.

       8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that (i) neither Seller or the Company, on the one hand, nor Purchaser, on the other, shall be relieved of any obligation or Liability arising from any prior breach by such party of any provision of this Agreement and (ii) the Confidentiality Agreement and the provisions of Section 2.22 and 3.6 (Brokers), Section 4.9 (Publicity), this Section 8.3, Section 8.5 (Seller Termination Fee), Section 8.6 (Purchaser Termination Fee), Section 9.4 (Fees and Expenses), Section 9.5 (Notices), Section 9.9 (Governing Law), Section 9.10 (Successors and Assigns), and Section 9.15 (Entire Agreement) shall survive such termination.

       8.4 Frustration of Conditions. Neither Purchaser, on the one hand, nor Seller or the Company, on the other, may rely on the failure of any condition set forth in Section 7.2 (in the case of Purchaser) or Section 7.3 (in the case of Seller or the Company) to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

       8.5 Seller Termination Fee. Seller agrees that in order to compensate Purchaser for the damages suffered by Purchaser in the event of termination of this Agreement under certain circumstances, which damages cannot be determined with reasonable certainty, Seller shall pay to Purchaser the amount of $3,000,000 USD (the “Seller Termination Fee”) upon the earliest to occur of the following events:

              (a) the termination of this Agreement by Purchaser or the Company pursuant to Section 8.1(f) and, at or prior to the time of the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or publicly made and not withdrawn and within twelve (12) months of the termination of this Agreement, Seller or the Company enters into an agreement in respect of any Acquisition Proposal, or recommends or submits any Acquisition Proposal to the Seller Shareholders for adoption, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was publicly announced or publicly made prior to termination hereof;

              (b) the termination of this Agreement by Purchaser pursuant to Section 8.1(g); and

              (c) the termination of this Agreement by Seller pursuant to Section 8.1(h).

Except as otherwise provided herein, any such Seller Termination Fee shall be payable within two business days after such termination; provided, however, that, in the event of a termination pursuant to Section 8.1(f), the Seller Termination Fee shall be payable within two business days after the entering into, recommendation or consummation of the transaction contemplated by the Acquisition Proposal.

       8.6 Purchaser Termination Fee. Purchaser agrees that in order to compensate Seller for the damages suffered by Seller in the event of termination of this Agreement if the Financing Condition is not satisfied, which damages cannot be determined with reasonable certainty, Purchaser shall pay to Seller the amount of $2,000,000 USD (the “Purchaser Termination Fee”) upon the earliest to occur of the following events:

              (a) the termination of this Agreement by Purchaser or Seller pursuant to Section 8.1(b) or by Seller pursuant to Section 8.1(i) if: (A) at the time of such termination, each of the conditions contained in Sections 7.1 and 7.2 has been satisfied or waived (other than the Financing Condition and other than those conditions which, by their terms, are intended to be satisfied at the Closing); and (B) at the time of such termination, Purchaser has not received the Financing.

The Purchaser Termination Fee shall be payable at or prior to the termination of this Agreement pursuant to Section 8.1(b) or, within two business days after termination of this Agreement pursuant to Section 8.1(i).

       8.7 Liquidated Damages. In the event the Seller Termination Fee or Purchaser Termination Fee is paid to Purchaser or Seller, as applicable, no other amounts will be due and payable as damages or otherwise by Seller or Purchaser, as applicable, and Purchaser or Seller, as applicable hereby accepts that the Seller Termination Fee or Purchaser Termination Fee, as applicable, in lieu of any damages or any other payment or remedy to which such party may be entitled. Purchaser and Seller agree that the Seller Termination Fee or Purchaser Termination Fee, as applicable, constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty. Seller and Purchaser irrevocably waive any right either party may have to raise as a defense that any such liquidated damages are excessive or punitive.

       8.8 Costs of Collection. If any party fails to pay when due any amount payable under this Section 8, then: (a) the party failing to make payment shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such other party of its rights under this Section 8, and (b) the party failing to make payment shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at an annual rate of three percentage points above the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

SECTION 9. Miscellaneous Provisions

       9.1 No Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the parties contained in this Agreement or in any agreement delivered pursuant to this Agreement shall not survive beyond the Closing Date and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing Date, on the part of any party or any of its officers, directors, agents or Affiliates, except for those covenants and agreements and other provisions contained herein that by their terms apply or are contemplated to be performed in whole or in part after the Closing Date.

       9.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of Seller, the Company and Purchaser at any time (whether before or after the adoption and approval of this Agreement by Seller’s shareholders); provided, however, that after the Shareholder Approval has been obtained, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

       9.3 Extension; Waiver.

              (a) At any time prior to the Closing Date, and subject to the further provisions of this Section 9.3, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Shareholder Approval has been obtained, no waiver shall be made that by applicable Legal Requirement requires further approval of the stockholders of the Company without the further approval of such shareholders.

              (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

              (c) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

       9.4 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Purchaser and its Representatives with respect to the Company’s business (and the furnishing of information to Purchaser and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions, and the obtaining of any consent required to be obtained in connection with any of such transactions (including, without limitation, the Shareholder Approval), and (d) the consummation of the Share Transfer.

       9.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Purchaser:	CalAmp Corp.
1401 N. Rice Avenue
Oxnard, CA 93030
Facsimile: (805) 419-8345
Attention: Chief Executive Officer

with a copy (which	Gibson, Dunn & Crutcher LLP
shall not constitute	333 South Grand Avenue
notice) to:	Los Angeles, CA 90071
Facsimile: (213) 229-6196
Attention: Peter W. Wardle

if to the Company:	Wireless Matrix USA Inc.
13645 Dulles Technology Drive, #100
Herndon, VA 20171
Facsimile: (703) 262-0380
Attention: Chief Executive Officer

with a copy (which	Cooley LLP
shall not constitute	500 Boylston Street
notice) to:	Boston, MA 02116
Facsimile: (617) 937-2324
Attention: Alfred L. Browne, III

       9.6 Time of the Essence. Time is of the essence of this Agreement.

       9.7 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

       9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

       9.9 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

       9.10 Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of (i) Seller, in the case of an assignment or delegation by Purchaser, and (ii) Purchaser, in the case of an assignment or delegation by Seller or the Company, and any such assignment without such prior written consent shall be null and void; provided, however, that Purchaser may assign this Agreement to any Affiliate of Purchaser without the prior consent of Seller; provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the foregoing sentence, this Agreement shall be binding upon: the Company and its successors and assigns (if any); Purchaser and its successors and assigns (if any); and Seller and its successors and assigns (if any). This Agreement shall inure to the benefit of the parties, and the respective successors and assigns (if any) of the foregoing.

       9.11 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach. Notwithstanding the foregoing in this Section 9.11 or anything else to the contrary herein, Seller shall not be entitled to an injunction or injunctions to prevent breaches of, or to enforce specifically, the obligations of Purchaser to consummate the Closing in circumstances where the Closing has not been so consummated by reason of a Financing Failure. For purposes hereof, a “Financing Failure” shall mean the failure by Purchaser to obtain the Financing; provided, however, that any such failure shall not be deemed to be a “Financing Failure” for purposes of the Agreement if such failure results from a breach of Section 4.11 by Purchaser or any of its Affiliates.

       9.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

       9.13 Parties in Interest. Except for the provisions of Section 1.4, 6.1, and 6.2, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

       9.14 Construction.

              (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

              (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

              (c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

              (d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

              (e) All references to “dollars” or “$” or “US$” in this Agreement or any of the other Transactional Agreements refer to United States dollars, which is the currency used for all purposes in this Agreement and any other Transactional Agreement.

       9.15 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing Date, or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.

[Remainder of Page Intentionally Left Blank]

       The parties hereto have caused this Share Purchase Agreement to be executed and delivered as of December 20, 2012.

CalAmp Corp.,
a Delaware corporation

By:	/s/ Michael Burdiek
Michael Burdiek
President and Chief Executive Officer

Wireless Matrix Corporation
a corporation organized under the laws of Canada

By:	/s/ Alex Washburn
Alex Washburn
Chairman

Wireless Matrix USA Inc.
a Delaware corporation

By:	/s/ Maria Izurieta
Maria C. Izurieta
Chief Executive Officer

[Signature page to Share Purchase Agreement]

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

       “Accounting Convention” shall mean IFRS for all periods from and after May 1, 2010 and shall mean Canadian generally accepted accounting principles for all periods prior to and through April 30, 2010.

       “Accounts Receivable” shall mean all accounts receivable, notes receivable and other rights to payment of Seller to the extent related to the Company, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, and any claim, remedy or other right related to any of the foregoing.

       “Affiliate” when used with respect to any specified Person, shall mean any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

       “Applicable Securities Laws” means the securities legislation of each of the provinces of Canada, the respective rules and regulations made or promulgated under that legislation, and the published forms, policies, policy statements, bulletins, notices, ruling and instruments of the regulatory authorities administering that legislation in effect at such time.

       “Cash” shall mean all cash on hand and cash equivalents of the Company, including currency and coins, negotiable checks, bank accounts, escrow accounts, marketable securities, commercial paper, certificates of deposit, treasury bills and money market funds.

       “CBCA” shall mean the Canada Business Corporations Act.

       “CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act.

       “Code” shall mean the Internal Revenue Code of 1986, as amended.

       “Company” shall have the meaning set forth in the preamble hereof. For the avoidance of doubt, all references to the Company shall include references to any Person which merged with and into or liquidated into the Company.

       “Company Employee” means any person employed immediately preceding the Closing Date as an employee, independent contractor or director of any of the Company or any Affiliate of the Company, including those on vacation, leave of absence or disability.

       “Company Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between Seller or the Company and any Company Employee, which is terminable “at will” without any obligation on the part of the Company to make any payments or provide any benefits in connection with such termination.

       “Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to, or required to be contributed to, by Seller or the Company for the benefit of any Company Employee, or with respect to which the Company has or may have any liability or obligation (contingent or otherwise), except such definition shall not include any Company Employee Agreement.

       “Company Equipment” shall mean all Equipment owned, leased, licensed or used by the Company and used in connection with or related to the Company, and in the case of any such items which are leased or licensed by the Company, the Company’s leasehold interest therein.

       “Company Inventory” shall mean all Inventory owned by the Company.

       “Company Intellectual Property” shall mean all Intellectual Property owned or held under license by the Company and its Affiliates, including all Intellectual Property in the Company Products and all tangible embodiments thereof.

       “Company Licensed IP” shall mean any Intellectual Property owned by a third party which is licensed to the Company.

       “Company Material Adverse Effect” shall mean any change, event, circumstance, occurrence, state of facts or effect that is or would reasonably be expected to be materially adverse to the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company or on the ability of Seller and the Company to timely consummate the Share Transfer; provided, however, that none of the following shall be deemed to constitute, and none of the following (or the effects thereof) shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions in the wireless technology business, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or Canada, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in the Accounting Convention, (v) the announcement or pendency of the Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees or any employee of the Company by reason of resignation or retirement, (vi) changes in Legal Requirements, or (vii) the taking of any action contemplated by the Transactional Agreements; provided, however, that with respect to clauses (i), (ii), (iii), (iv) and (vi), the impact of such change, event, circumstance, occurrence, state of facts or effect is not materially and disproportionately adverse to the Company relative to other companies in the industries in which the Company operates; or (b) any adverse change in or effect on the Company that is cured by the Company or Seller.

       “Company Product” shall mean any product or service designed, developed, manufactured, marketed, distributed, provided, licensed, or sold by the Company at any time since January 1, 2008.

       “Company Trade Secrets” shall mean Trade Secrets owned by the Company and its Affiliates.

       “Confidentiality Agreement” shall mean that certain letter agreement executed on behalf of Purchaser on October 24, 2012.

       “Contract” shall mean any contract (written or oral), undertaking, commitment, arrangement, plan or other legally binding agreement or understanding.

       “Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” shall have a correlative meaning.

       “Covenants Not to Sue” shall mean any Contract restricting or prohibiting (i) the Company from initiating an Proceeding against a third party with respect to any Intellectual Property or Intellectual Property Rights owned by such third party or (ii) a third party from initiating an Proceeding against the Company with respect to any Intellectual Property or Intellectual Property Rights owned by the Company.

       “DGCL” shall mean the General Corporation Law of the State of Delaware.

       “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, easement, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

       “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

       “Environmental Law” shall mean any applicable federal, state or local laws, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment including those pertaining to (i) reporting, licensing, permitting, investigation, remediating and cleaning up in connection with any presence or release, or the threat of the same, of Hazardous Material, and (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Material, including those pertaining to occupational health and safety.

       “Equipment” shall mean machinery, equipment, tools, all transportation and office equipment, computers, furniture, furnishings, vehicles, and other fixed assets and personal property.

       “Estimated Net Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Estimated Net Working Capital as finally determined pursuant to Section 1.6(a) minus the Target Net Working Capital, minus (b) the Estimated Indebtedness.

       “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right (including right to receive notice) under any Contract with or Permit issued by any Governmental Body.

       “Governmental Body” means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing.

       “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award or binding agreement issued, promulgated or entered by or with any Governmental Body.

       “Hazardous Material” shall mean include: (a) any petroleum, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyl; (b) any waste, gas or other substance or material that is explosive or radioactive; (c) any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other Legal Requirement (including CERCLA and any other so-called “superfund” or “superlien” law and the respective regulations promulgated thereunder); (d) any other substance or material (regardless of physical form) or form of energy that is subject to any Legal Requirement which regulates or establishes standards of conduct in connection with, or which otherwise relates to, the protection of human health, plant life, animal life, natural resources, property or the enjoyment of life or property from the presence in the environment of any solid, liquid, gas, odor, noise or form of energy; and (e) any compound, mixture, solution, product or other substance or material that contains any substance or material referred to in clause “(a)”, “(b)”, “(c)” or “(d)” above.

       “IFRS” shall mean the International Financial Reporting Standards as consistently applied by Seller and the Company.

       “Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children, grandparents, grandchildren and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

       “Inbound License Agreement” shall mean any Contract granting to the Company any right under or with respect to any Intellectual Property or Intellectual Property Rights owned by a third party, excluding commercially available off-the-shelf software that is solely for the internal use of the Company and that is licensed for a license fee of no more than $50,000 per year in the aggregate.

       “Indebtedness” means, as at any date of determination thereof (without duplication): (a) all obligations (other than intercompany obligations) of any of the Company for borrowed money or funded indebtedness or issued in substitution for or exchange for borrowed money or funded indebtedness (including obligations in respect of principal, accrued interest, any applicable prepayment charges or premiums and any unpaid fees, expenses or other monetary obligations in respect thereof); (b) any indebtedness evidenced by any mortgage, note, bond, debenture or other debt security; (c) any lease obligations required to be capitalized in accordance with the Accounting Conventions; (d) all obligations for reimbursement then required to be made of any obligor on any banker’s acceptance, letters of credit or similar transactions; (e) all obligations for the deferred purchase price of property and all conditional sale obligations of the Company under any title retention agreement (but exceeding trade accounts payable and other accrued liability arising in the ordinary course of business); (f) any obligations with respect to the termination of any interest rate hedging or swap agreements; (g) all obligations of the type referred to in clauses (a) through (f) of any Person for the payment of which the Company is responsible or liable, directly or indirectly, as guarantor, obligor, surety or otherwise (excluding intercompany debt); (h) obligations of the type referred to in clauses (a) through (g) of other Persons secured by any Encumbrance on any property or asset of the Company but only to the extent of the value of the property or asset that is subject to such Encumbrance; (i) all obligations relating to advances from factors with respect to Accounts Receivable that are reflected in the calculation of Net Working Capital; and (j) off-balance sheet financing arrangements.

       “Intellectual Property” shall mean all intellectual property and other similar proprietary rights in any jurisdiction, whether owned or held for use under license, whether registered or unregistered, including without limitation such rights in and to: (a) trademarks, trade dress, service marks, certification marks, logos and trade names, and the goodwill associated with the foregoing (collectively, “Trademarks”); (b) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights (collectively, “Patents”); (c) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (d) writings and other works of authorship (“Copyrights”); (e) trade secrets, non-public and confidential business, technical and know-how information and rights to limit the use or disclosure thereof by any Person (collectively, “Trade Secrets”); (f) software, including without limitation data files, source code, object code, application programming interfaces, databases and other software-related specifications and documentation (collectively, “Software”); (g) registered domain names and uniform resource locators (“Domain Names”); (h) moral rights; and (i) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing clauses (a) through (h) with or by any Governmental Body in any jurisdiction.

       “Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, Copyrights, moral rights, and mask works; (b) Trademark, trade name and domain name rights and similar rights; (c) Trade Secret rights; (d) Patent rights; (e) other proprietary rights in Intellectual Property of every kind and nature; (f) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above, and (g) all goodwill and all claims for damages by reason of past, present and future infringements, misappropriation, dilution, or other violation of any of the foregoing and the right to sue for and collect such damages, as permitted under the applicable Legal Requirements for any jurisdiction or country in which such claims may be asserted.

       “Internal Systems” shall mean software and documentation and the computer, communications and network systems (both desktop and enterprise-wide), equipment used to process, store, maintain and operate data, information and functions, hardware, software, databases, reagents, materials and test, calibration and measurement apparatus used by the Company whether located on the premises of the Company or hosted at a third party site, excluding any Licensed IP.

       “Inventory” shall mean all raw materials, work-in-progress, finished goods, supplies, licenses, packaging materials and other inventories owned by the Company.

       “IRS” shall mean the Internal Revenue Service.

       “Knowledge” shall mean (a) with respect to Purchaser, the actual knowledge of Michael Burdiek, Rick Vitelle, Michael Zuhan and Garo Sarkissian and such knowledge as would be imputed to such persons upon reasonable inquiry and (b) with respect to Seller or the Company, the actual knowledge of Rick Myers, Maria Izurieta, Mohan Rao and Michael Jakab and such knowledge as would be imputed to such persons upon reasonable inquiry.

       “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

       “Liability” shall mean any debt, obligation, duty or liability of any nature, whether accrued, absolute, contingent or otherwise, whether or not required by the Accounting Convention to be reflected in a balance sheet or disclosed in the notes thereto.

       “Licensed IP” shall mean any Intellectual Property owned by a third party which is licensed to the Company.

       “made available” shall mean that the Company has posted the materials in question prior to the date of this Agreement, to the virtual data rooms managed by the Company or its Representatives.

       “Net Adjustment Amount” means an amount, which may be positive or negative, equal to the sum of the amounts in clauses (a) plus (b) below as follows:

       (a)(i) if the Closing Net Working Capital as finally determined pursuant to Section 1.6 exceeds the Estimated Net Working Capital, the positive amount by which the Closing Net Work Capital exceeds the Estimated Net Working Capital, or (ii) if the Closing Net Working Capital as finally determined pursuant to Section 1.6 is less than the Estimated Net Working Capital, the negative amount by which the Closing Net Working Capital is less than the Estimated Net Working Capital; plus

       (b)(i) if the Estimated Indebtedness exceeds the Closing Indebtedness as finally determined pursuant to Section 1.6, the positive amount by which the Estimated Indebtedness exceeds the Closing Indebtedness, or (ii) if the Estimated Indebtedness is less than Closing Indebtedness as finally determined pursuant to Section 1.6, the negative amount by which the Estimated Indebtedness is less than the Closing Indebtedness.

       “Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to: (i) the current assets of the Company minus (ii) the current liabilities of the Company, in each case calculated in accordance with the Accounting Convention. The sample Closing Statement attached as Annex I also includes a sample calculation of Net Working Capital as of October 31, 2012.

       “Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Affero General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

       “Outbound License Agreement” shall mean any Contract under which the Company grants any rights to any Company Intellectual Property (excluding non-exclusive, end user licenses granted by the Company in the ordinary course of business consistent with past practice, substantially in the form of the Company’s standard forms).

       “Permits” shall mean all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Body.

       “Permitted Encumbrance” shall mean any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) liens for Taxes not yet due and payable for which adequate reserves have been maintained in accordance with IFRS, (ii) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that (A) are not overdue for a period of more than 30 days and (B) are not in excess of $5,000 individually or $50,000 in the aggregate at any time; and (iii) pledges or deposits to secure obligations under workers’ compensation Legal Requirement or to secure public or statutory obligations.

       “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, governmental agency or instrumentality, or any other entity.

       “Pre-Closing Tax Period” shall mean all Tax periods (or portions thereof) ending prior to or on the Closing Date.

       “Proceeding” shall mean any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, regulatory investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, proposed adjustment, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator, mediation or arbitration panel.

       “Public Disclosure Record” means all documents required to be publicly filed by Parent on the System for Electronic Document Analysis Retrieval (SEDAR) since April 30, 2012 and publicly available prior to the date of this Agreement.

       “Purchaser Material Adverse Effect” shall mean any change, event, circumstance, occurrence, state of facts or effect that is or would reasonably be expected to be materially adverse on the ability of Purchaser to timely consummate the Transactions.

       “Records” shall mean all books, records, manuals and other materials and information of the Company and Seller including, without limitation, customer records, personnel and payroll records, accounting records, purchase and sale records, price lists, correspondence, quality control records and all research and development files, wherever located.

       “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all Patents, registered Copyrights, registered mask works, and registered Trademarks and all applications for any of the foregoing.

       “Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves or within the past three years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 5% of the outstanding voting equity or ownership interests of such specified Person.

       “Release” shall mean any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, releasing or disposing into the environment (including, without limitation, the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Material).

       “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

       “Requisite Stockholder Vote” shall mean the approval of at least two-thirds (2/3) of the issued and outstanding common shares of Seller voting at the Shareholder Meeting in respect of the Voting Proposal.

       “Seller Board” shall mean the Board of Directors of Seller.

       “Securities Regulators” shall mean any Governmental Body responsible for enforcing, interpreting, or promulgating rules or regulations with respect to, Applicable Securities Laws.

       “Subsidiary” of any Person shall mean any other Person of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is at the time directly or indirectly owned or Controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

       “Target Net Working Capital” shall mean $8.3 million, of which at least $5 million shall consist of cash.

       “Tax” and “Taxes” means (A) all federal, state, county, local, foreign and other net income, gross income, gross receipts, net worth, sales, use, ad valorem, transfer, franchise, profits, transaction, title, capital, paid-up capital, registration, license, escheat, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, business and occupation, premium, property, real property, personal property, intangibles, inventory and merchandise, business privilege, federal highway use, commercial rent, production, windfall profits, alternative or add-on minimum, estimated, gains, social security, welfare, value added, environmental, workers’ compensation, customs, duties or other taxes, fees, levies, tariffs, imposts, assessments or charges of any kind whatsoever (B) any interest, penalties additions to tax or additional amounts imposed by any Governmental Body in connection with (i) any item described in clause (A) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, (C) any liability for payment of amounts described in clause (A) or (B) whether as a result of assumption, transferee liability, of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Law, and (D) any liability for the payment of amounts described in the foregoing clause (A), (B) or (C) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person or any other Contract.

       “Tax Contest” shall mean any Proceeding involving Taxes.

       “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body relating to any Taxes, including any claims for refunds of Taxes and any schedules, attachments, amendments or supplements (filed or required to be filed) of any of the foregoing.

       “Transactions” shall mean the Share Transfer and the other transactions contemplated in the Transactional Agreements.

       “Transactional Agreements” shall mean all of the agreements, documents, instruments and certificates contemplated by this Agreement or to be executed by a party to this Agreement in connection with the consummation of the Transactions.

       “TSX” means the Toronto Stock Exchange.

       In addition to the foregoing defined terms, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
382 Analysis	4.12
382 Opinion	4.12
Acquisition Proposal	4.4(d)
Agreement	Preamble
Closing	1.2
Closing Date	1.2
Common Stock	Preamble
Company	Preamble
Company Approvals	2.15
Company Assets	2.5
Company Contractual Consents	2.21
Company Registered IP	2.11(a)
Covenant Period	6.4(a)
Disclosure Schedule	2
Disclosure Supplement	5.1(b)
Draft Section 382 Study	4.12
Leased Real Property	2.10
Loss Limitation	4.12
Material Contracts	2.12(a)
NOLs	4.12
Notice of Superior Offer	8.1(h)
Policies	2.25
Pre-Closing Period	4.1(a)
Preferred Stock	Preamble
Purchase Price	1.3
Purchaser	Preamble
Purchaser Approvals	3.3
Section 382 Study	4.12
Seller	Preamble
Seller Financial Statements	2.3(a)
Seller Shareholders	Preamble
Seller Termination Fee	8.5
Share Transfer	1.1
Shareholder Approval	4.7(b)
Shareholder Meeting	4.7(b)
Sharkey	4.12
Superior Offer	4.4(e)
Tax Conditions	4.12
Tax Deficit	4.12
Third Party Software	2.11(f)
Voting Proposal	4.7(b)
Voting Proposal	4.7(b)
WARN Act	2.17(h)